As filed with the Securities and Exchange Commission on January __, 2001
                     Registration Statement No. 333-_______

===============================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

         --------------------------------------------------------------

                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

         --------------------------------------------------------------

                             WORLD DIAGNOSTICS INC.
                 (Name of Small Business Issuer in its Charter)

     Delaware                        541990                    65-0742342
     --------                        ------                    ----------
(State or jurisdiction of        (Primary Standard          (I.R.S. Employer
incorporation or organization    Industrial Classification  Identification No.)
                                 Code Number)

        15271 N.W. 60th Avenue, Miami Lakes, Florida 33014 (305) 827-3304
        -----------------------------------------------------------------
          (Address and telephone number of principal executive offices)

                              Ken Peters, President
                             World Diagnostics Inc.
                             15271 N.W. 60th Avenue
                           Miami Lakes, Florida 33014
                                 (305) 827-3304
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:

                              Craig R. Parker, Esq.
                             Herrick, Feinstein LLP
                                 Two Park Avenue
                               New York, NY 10016
                                 (212) 592-1561

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
                                                        Proposed
  Title of Each Class of                                Maximum         Proposed Maximum
     Securities to be            Amount to be        Offering Price    Aggregate Offering      Amount of
        Registered                Registered          per Unit (1)           Price          Registration Fee
--------------------------- ----------------------- ----------------- --------------------- -----------------
Common stock, $.001 par
value....................   3,206,760 SHARES             $.703            $2,254,352           $563.59
--------------------------- ----------------------- ----------------- --------------------- -----------------
Common stock, $.001 par
value (2)(3).............   2,250,000 SHARES             $1.375           $3,093,750           $773.44
--------------------------- ----------------------- ----------------- --------------------- -----------------
Common stock, $.001 par
value (2)(4).............   2,250,000 SHARES             $1.625           $3,656,250           $914.06
--------------------------- ----------------------- ----------------- --------------------- -----------------
Class A Warrants ........   2,250,000 WARRANTS             0                       0                 0
--------------------------- ----------------------- ----------------- --------------------- -----------------
Class B Warrants ........   2,250,000 WARRANTS             0                       0                 0
--------------------------- ----------------------- ----------------- --------------------- -----------------
         Total.......................................................                        $2,251.09
--------------------------------------------------------------------- --------------------- -----------------

         (1) ESTIMATED SOLELY FOR PURPOSES OF CALCULATING THE REGISTRATION FEE PURSUANT TO RULE 457(A) BASED ON THE AVERAGE OF THE CLOSING BID AND ASKED PRICE FOR OUR COMMON STOCK, $.001 PAR VALUE AS REPORTED ON THE NASDAQ OTC BULLETIN BOARD ON JANUARY 9, 2001. WITH RESPECT TO THE SHARES ISSUABLE UPON EXERCISE OF THE WARRANTS, THE REGISTRATION PRICE PER SHARE IS BASED ON THE EXERCISE PRICE OF THE WARRANTS.

         (2) PURSUANT TO RULE 416 PROMULGATED UNDER THE SECURITIES ACT, THIS REGISTRATION STATEMENT ALSO REGISTERS SUCH NUMBER OF ADDITIONAL SHARES OF COMMON STOCK THAT MAY BE ISSUED UPON EXERCISE OF THE WARRANTS AND FOR OTHER ADJUSTMENTS TO PREVENT DILUTION RESULTING FROM STOCK SPLITS, STOCK DIVIDENDS OR SIMILAR TRANSACTIONS.

         (3) REPRESENTS THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE CLASS A WARRANTS.

         (4) REPRESENTS THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE CLASS B WARRANTS.

                              ---------------------

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED JANUARY ___, 2001

                             WORLD DIAGNOSTICS INC.

                        7,706,760 SHARES OF COMMON STOCK

                     2,250,000 CLASS A COMMON STOCK WARRANTS

                     2,250,000 CLASS B COMMON STOCK WARRANTS

================================================================================

      The selling securityholders of World Diagnostics Inc. listed on pages 23 through 28 of this prospectus are selling up to the following amounts of shares of our common stock and warrants to purchase shares of our common stock:

     * 3,206,760 shares currently owned,

     * 2,250,000 Class A Warrants,

     * 2,250,000 Class B Warrants, and

     * 4,500,000 shares issuable upon the exercise of all 4,500,000 Class A and Class B Warrants

      The selling securityholders are also selling up to 2,250,000 Class A Warrants to acquire 2,250,000 shares of common stock at an exercise price of $1.375 per share, and up to 2,250,000 Class B Warrants to acquire 2,250,000 shares of common stock at an exercise price of $1.625 per share. We are registering certain of the securities offered by this prospectus pursuant to registration rights that were granted to certain selling securityholders. We will not receive any of the proceeds from the sale of common stock or warrants by the selling securityholders, but we will receive all of the proceeds from the exercise of the warrants if and to the extent that any of the warrants are exercised.

      The selling securityholders' shares and warrants may be offered from time to time by the selling securityholders directly to purchasers or to or through broker-dealers who may act as agents or principals. The selling securityholders intend to sell the shares and warrants into the public market from time to time.

      The selling securityholders will pay all brokerage commissions and discounts attributable to the sale of the shares and warrants plus brokerage fees. We are responsible for all other costs, expenses and fees incurred in registering the shares and warrants offered by this prospectus.

      Our common stock is traded under the symbol "WDGI" on the Nasdaq OTC Bulletin Board, and we will apply to have our Class A Warrants and Class B Warrants listed on the Nasdaq OTC Bulletin Board

      INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE SEC NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED
UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              This date of this prospectus is __________ ___, 2001

                          TABLE OF CONTENTS
                          -----------------

                                                               PAGE
                                                               ----

PROSPECTUS SUMMARY................................................1

RISK FACTORS......................................................4

     Risks Relating to Our Company................................4

     Risks Relating to Our Strategy and Industry..................7

     Risks Relating to the Offering..............................12

FORWARD-LOOKING STATEMENTS.......................................14

USE OF PROCEEDS..................................................15

CAPITALIZATION...................................................15

PLAN OF DISTRIBUTION.............................................16

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.........17

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....18

SECURITY OWNERSHIP OF PRINCIPAL AND SELLING SECURITYHOLDERS AND
MANAGEMENT.......................................................23

DESCRIPTION OF SECURITIES........................................29

     Delaware Anti-Takeover Law..................................32

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES.......................................33

ORGANIZATION WITHIN LAST FIVE YEARS..............................33

DESCRIPTION OF BUSINESS..........................................33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS............................................44

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................49

EXECUTIVE COMPENSATION...........................................50

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE.............................................52

LEGAL MATTERS....................................................53

EXPERTS..........................................................53

HOW YOU CAN GET MORE INFORMATION ABOUT US........................53

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS......................F-1

FINANCIAL STATEMENTS............................................F-1

                                      (i)

                               PROSPECTUS SUMMARY

      Read this entire prospectus carefully. The following summary is qualified by the more detailed information, including "Risk Factors," appearing elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires, the terms "we," "us," or "our" shall mean World Diagnostics Inc. For more information about us, see "How You Can Get More Information About Us."

OUR BUSINESS

      We began operations in February 1997 for the purpose of selling medical diagnostic test kits and allied laboratory products in emerging international markets.

      We are a supplier and exporter of approximately 1,000 different kinds of medical diagnostic test kits and allied laboratory products. The products are sold to medical professionals through a network of 96 distributors covering 76 countries and through our website, www.GLOBALeMED.com, which is also accessible through our other Internet addresses: www.labtestkits.com and www.worlddiagnostics.com. Our company-branded products include rapid immunodiagnostic products for point-of-care testing of certain human medical conditions and infectious diseases, and incorporate proprietary, genetically engineered technology to diagnose infectious diseases, such as HIV, cholera, hepatitis and tuberculosis, as well as various sexually transmitted diseases.

      Our GLOBALeMED business-to-business e-commerce website serves as our e-commerce solution for medical professionals to purchase medical diagnostic and allied laboratory products and provides access to medical and laboratory test kit data and technology support online. The GLOBALeMED system is a worldwide system available in multiple languages and may be utilized by our distributors to serve end-users of our products, such as hospitals, clinical laboratories, physician's offices and certain pharmacies primarily in the emerging international markets, such as the Caribbean, South America and Eastern Europe.

OUR LOCATION

      Our executive offices are located at 15271 N.W. 60th Avenue, Miami Lakes, Florida 33014. Our telephone number is (305) 827-3304 and our facsimile number is (305) 827-3305. Our Internet web site is located at www.GLOBALeMED.com, which is also accessible through these Internet addresses: www.labtestkits.com and www.worlddiagnostics.com.

THE OFFERING

    Common stock offered by
    selling securityholders......      7,706,760 shares (1)

    Class A Warrants offered by
    selling securityholders......      2,250,000 warrants

    Class B Warrants offered by the
    selling securityholders......      2,250,000 warrants

    Common Stock Outstanding:
       Before the offering.......      7,235,620 shares
       After the offering (1)....      11,735,620 shares

    Use of Proceeds..............      We will not receive any
                                       proceeds from the sale of
                                       shares of common stock or
                                       warrants by the selling
                                       securityholders.  However,
                                       we may receive proceeds from
                                       the exercise of the warrants
                                       to purchase our common stock
                                       and plan to use such
                                       proceeds, if any, for sales
                                       and marketing of our
                                       products, expansion of our
                                       distribution network,
                                       working capital and other
                                       general corporate purposes.

    OTC Bulletin Board Symbol for the
       the common stock..........      WDGI

    Proposed OTC Bulletin Board
    Symbol:
       Class A Warrants..........
       Class B Warrants..........

(1) This figure assumes that all Class A Warrants and Class B Warrants are exercised and therefore includes all 4,500,000 shares of common stock issuable upon possible exercise of these warrants.

                          SUMMARY FINANCIAL INFORMATION

      The following summary financial information is taken from our financial statements included elsewhere in this prospectus and should be read along with the financial statements and the related notes.

                                   Year ended
                                   March 31,    Six Months Ended September 30,
CONSOLIDATED STATEMENT OF            2000          2000           1999
OPERATIONS DATA:                   -----------  ------------  -----------
                                    (audited)   (unaudited)   (unaudited)

Revenues                           $ 1,463,417   $ 1,134,296    $ 541,008
                                   ===========   ===========    =========

Loss from operations before        $(1,207,882)   $ (834,189)   $(427,803)
extraordinary item

Extraordinary loss on                 (493,938)      (89,415)    (493,938)
extinguishment of debt             -----------    ----------    ---------
Net Loss                           $(1,701,820)   $ (923,604)   $(921,741)
                                   ===========    ==========    =========

Basic and dilutive common loss per
share:
Loss from operations before
  extraordinary item                  (0.29)         (0.19)       (0.10)
Extraordinary item                    (0.12)         (0.02)       (0.12)
                                   -----------   -----------    ---------
                                      (0.41)         (0.21)       (0.22)
                                   -----------   -----------    ---------

Weighted average number of common
shares outstanding                   4,210,256     4,469,544    4,134,316

     The following table summarizes our balance sheet as of September 30, 2000 and March 30, 2000. See "Use of proceeds" and "Capitalization."

                             Actual      Actual        Proforma(1)  Proforma as Adjusted(2)
CONSOLIDATED BALANCE        March 31,  September 30,  September 30,     September 30,
SHEET DATA:                   2000       2000             2000              2000
                            ---------  -------------  -------------  ----------------------
                            (audited)  (unaudited)     (unaudited)       (unaudited)
Cash and cash equivalents    $80,817     $8,886         $2,133,886        $8,688,386
Working capital (deficit)   (672,194)  (594,515)         1,530,485         8,084,985
Total assets                 813,262  1,061,930          3,186,930         9,741,430
Long-term debt, less
  current portion             28,231     20,363             20,363            20,363
Total shareholders equity
  (deficit)                 (522,035)  (410,767)         1,904,233         8,458,733

(1) Reflects the issuance of 2,250,000 shares of common stock, together with Class A Warrants and Class B Warrants in November and December 2000 at proceeds of $1 per share, net of expenses of $125,000. Also reflects the issuance of 233,915 shares of common stock to convert $190,000 of 10% unsecured notes Payable.

(2) Reflects the exercise of Class A Warrants at $1.375 per share and Class B Warrants at $1.625 per share, net of estimated expenses of $200,000 associated with the issuance of the warrants. On December 29, 2000, the last reported sale price of the common stock on the Nasdaq OTC Bulletin Board was $0.75 per share. As of the date of this prospectus the price of the common stock is less than the exercise price of the warrants. Additionally, this exercise of the warrants is contingent on the effective date of this prospectus. If this prospectus is not effective by March 31, 2001 the exercise price of the warrants decreases and the warrants may be exercised on a cash-less basis.

                                  RISK FACTORS

      In addition to the other information specified in this prospectus, the following risk factors should be considered carefully in evaluating us and our business before making an investment in our securities. An investment in our securities is speculative in nature and involves numerous risks. No purchase of the common stock or warrants should be made by any person who cannot afford to lose the entire amount of such investment.

                          RISKS RELATING TO OUR COMPANY

WE HAVE A LIMITED OPERATING HISTORY ON WHICH YOU CAN EVALUATE US.

      We were organized in February 1997 and have a limited operating history. Accordingly, it is difficult to project future revenue growth based on past performance of our business. As a result, our ability to increase sales and profits is difficult to evaluate. Our continued operations are dependent upon future profitability, our ability to generate cash flow and upon our ability to identify and take advantage of other business opportunities, all of which contingencies are equally difficult to evaluate. Our financial success must therefore be considered highly speculative.

WE CANNOT PREDICT OUR SUCCESS BECAUSE OUR BUSINESS MODEL OF SELLING THROUGH DISTRIBUTORS AND VIA THE INTERNET IS UNPROVEN.

      The success of our business depends on our distribution network and commercial acceptance of our GLOBALeMED Internet-based system for selling medical diagnostic products and allied medical laboratory products online. We cannot predict whether we will increase sales to the volume or at prices we need to become profitable. Although our distributor network and Internet usage e-commerce are growing rapidly, we cannot be certain that this growth will continue in its present form, or at all, or that Internet growth will mean increased sales for us.

WE ARE VULNERABLE TO THE UNCERTAINTIES AND DIFFICULTIES FREQUENTLY ENCOUNTERED BY EARLY STAGE COMPANIES.

      As a new company, we are subject to the uncertainties and difficulties encountered by early stage businesses, such as our ability to implement sales and marketing plans and attain, retain and motivate qualified personnel. Our distributor network will require that we provide new and different customer services that meet the needs of our customers and we do not know whether we will be able to adapt to those changes.

      We do not know whether we will successfully implement our strategy to increase sales online through our GLOBALeMED system, whether we will generate sufficient net cash flow from operations, or whether we will be able to obtain sufficient funding to satisfy all of our obligations.

OUR AUDITORS INCLUDED A GOING CONCERN UNCERTAINTY IN THEIR AUDITOR'S REPORT.

      The report of our independent certified public accountants in connection with the audited financial statements as of March 31, 2000 and March 31, 1999 and for each of the two years then ended, contains an explanatory paragraph indicating factors that create substantial doubt about our ability to continue as a going concern. Factors considered in this assessment include recurring net losses since inception and uncertainty surrounding future equity financing. Although we recently completed an equity financing of $2.250 million, no assurance can be given that these funds will be adequate to finance our business until it becomes profitable, or that additional sources of financing will be available on terms acceptable to the company.

WE EXPECT TO CONTINUE TO INCUR LOSSES IN THE FUTURE.

      To date we have not been profitable. We have incurred significant losses since inception and we expect further losses in the future. We reported a net loss of $923,604, including an extraordinary loss from debt extinguishments of $89,415 for the six months ended September 30, 2000. As of September 30, 2000, our accumulated deficit was $3,571,945. Although our revenues have grown in recent quarters, we cannot be certain that our revenues will continue to grow or that we will obtain sufficient revenues to achieve profitability.

OUR GROWTH WILL LIKELY REQUIRE ADDITIONAL CAPITAL, WHICH MIGHT NOT BE AVAILABLE WHEN NEEDED.

      We may require additional working capital and other funds in order to hire additional personnel to support our customers, increase our advertising and marketing program, and operate our business as we expand our operations. We may not be able to raise additional capital in the future on terms acceptable to us, or at all, to meet these plans. If we require additional financing and acceptable sources of financing are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding.

WE MAY ENCOUNTER DIFFICULTIES PURSUING OUR EXPANSION STRATEGY AND MANAGING OUR GROWTH, EITHER OF WHICH COULD HINDER OUR SUCCESS.

      Our ability to generate sufficient cash flows from operations will depend upon continued growth in many different geographic and economically diverse markets. The successful, timely and cost-effective expansion of our business is likely to place a significant strain on our personnel and also require increasing our staff and changing they way in which we do business so that we may meet the needs of customers within different countries and markets. Our continued growth depends upon a number of factors, including our ability to:

      * form joint ventures or other strategic alliances to expand our sales, support our distributors with advertising and provide them with other assistance in order to grow their customer base and the sales of our products;

      * continue to maintain and develop adequate billing and management information systems, especially with regard to those business record systems that provide us with important information about our customers, such as buying patterns, pricing and frequency of purchases;

      * continue to maintain and develop an adequate business information system to accommodate increasing numbers of customers while at the same time maintaining high standards of quality and reliability;

      * successfully develop our brand in the markets in which we operate in order to build confidence in our products and brand equity;

      * adapt our GLOBALeMED website to different geographic markets and evolving cultural trends; and

      * respond appropriately to changes in the medical diagnostics industry, including technological advances regarding new tests and formats that enable our customers to receive modern products and information about how to use such products.

WE DEPEND HEAVILY ON KEY PERSONNEL TO SUCCEED.

      Due to the specialized nature of our business, we are dependent upon the continued efforts of our management and key personnel. While we have obtained keyman life insurance on our President in the amount of $2,000,000, the insurance may not be enough to secure a replacement in the event of his loss. We consider our management team to be essential to the near term success of our business. The loss of the services of any key employee would likely have a material adverse effect on our business. We do not have employment agreements with any members of our management team.

      Our success also depends on our ability to attract and retain additional highly qualified management, technical, marketing and sales personnel. These individuals are in high demand and we may not be able to attract the staff we need on terms acceptable to the company. The hiring process is intensely competitive and may have a negative effect upon our ability to attract qualified people. This recruitment effort could be time consuming and potentially divert the attention of our management from our operations.

OUR FUTURE FINANCING AGREEMENTS MAY CONTAIN RESTRICTIONS THAT AFFECT OUR ABILITY TO TAKE CERTAIN BUSINESS ACTIONS, INCLUDING PURSUING OUR EXPANSION STRATEGY.

      We plan to enter into borrowing arrangements with secured and unsecured lenders for working capital needs, including receivable and inventory financing. The restrictions and covenants in any future financing agreements may adversely affect our ability to enter into other financing arrangements, pursue our expansion strategy or to engage in other business activities that may be in our interest. Events beyond our control may affect our ability to comply with financing covenants, including covenants requiring compliance with certain financial ratios. A breach of any of these covenants, including our inability to comply with the required financial ratios could result in a default under our obligations and inability to conduct our business.

                   RISKS RELATING TO OUR STRATEGY AND INDUSTRY

THE CONTINUED EXPANSION OF OUR BUSINESS OUTSIDE THE UNITED STATES PRESENTS US WITH CERTAIN SPECIAL RISKS.

      Our business strategy is to continue to build our distribution network and our e-commerce system of local GLOBALeMED websites, country-by-country, in order to expand our business and increase our revenues. As we continue to develop our international operations, we will increasingly become subject to a number of special risks affecting multi-national businesses, such as trade barriers, currency regulations and other laws governing foreign-based companies, political risks and changes in laws and policies affecting importation and usage of medical products as well as the use of Internet services. In addition, as a result of our customers being located outside of the United States, it will be very difficult for us to institute cost effective collection proceedings with respect to any of our accounts receivable that may become in default.

WE OPERATE IN A HIGHLY COMPETITIVE AND TECHNICAL ENVIRONMENT.

      The markets in which we operate are highly competitive and subject to rapid technological change. A large number of companies are involved or are becoming involved in the development and sale of diagnostic tests, both through distributors and over the Internet. Competitors include major pharmaceutical and medical diagnostic companies, many of which have considerably greater financial, technical, clinical and marketing resources than we do. Although we believe that several of our products, such as our rapid HIV whole blood test, have distinct advantages, we may not be able to exploit these advantages because our competitors may improve existing products more efficiently than we do or may design and develop new diagnostic products that are more accepted in the marketplace than our products. Further, the markets in which we currently compete and intend to compete in the future are undergoing, and are expected to continue to undergo, rapid and significant technological change, and we expect both local and international competition to intensify as technological advances in such fields are made.

WE RELY ON TELECOMMUNICATIONS INFRASTRUCTURE PROVIDERS FOR THE
DISTRIBUTION OF OUR WEBSITES.

      Telecommunications infrastructures are different in each of the countries where we sell our products and offer our services through our GLOBALeMED website. We cannot control or influence how customers connect to the Internet in these countries.

      Our business depends in significant part on the capacity, expandability, affordability, reliability and security of the telecommunications infrastructures we utilize. The use of our websites and the distribution of our products and services require Internet users to initiate connections between their personal computers and local or regional dial up points of presence, or POPs. Because we depend on third-party telecommunications carriers, we do not have direct control over network reliability and certain aspects of service quality. Network capacity constraints at particular POPs, especially at times of peak usage, can prevent or delay access to connect to those POPs. A natural disaster, fire and flooding, power loss, software related system failures and various similar events that affect the POPs or the telecommunications lines we use, or that affects a nation's telecommunications network in general, could cause interruptions in our services and loss of revenues. Poor network performance could result in lower customer satisfaction with our e-commerce solution and have a material adverse effect on our sales and business plan.

OUR BUSINESS PROSPECTS ARE DEPENDENT ON CONTINUED GROWTH AND ACCEPTANCE OF THE INTERNET AND E-COMMERCE.

      Our business will suffer if the global marketplace for our products and services does not accept the Internet as a business tool. Business-to-business e-commerce is a new and emerging business practice that remains largely untested in the international marketplace. Much of our future growth and profitability will depend on the success of our GLOBALeMED e-commerce system where our customers can buy our diagnostic tests online and obtain customer support services. Growth in the demand for our Internet-based purchasing solution for our products and services depends on the adoption of e-commerce and Internet solutions by worldwide industry participants, which requires the acceptance of a new way of conducting business and purchasing diagnostic tests and laboratory products. A number of factors, in general, may inhibit Internet usage, including inadequate network infrastructure, security and privacy concerns, fraud, government regulation, high telecommunication tariffs, inconsistent quality of service, fulfillment logistics and non-availability of cost-effective service. If widespread commercial acceptance of the Internet does not develop, we likely will not be able to implement our e-commerce business, which will prevent us from obtaining enough customers to be profitable.

THE INTERNET'S INFRASTRUCTURE MAY NOT BE ABLE TO SERVICE DEMAND.

      The growth and increasing volume of Internet traffic may cause performance problems that may adversely affect the development of our Internet-based business. The growth of Internet traffic to high volumes of use over a relatively short period of time has caused frequent periods of decreased Internet performance, delays and, in some cases, system outages. This decreased performance is caused by limitations inherent in the technology infrastructure supporting the Internet and the internal networks of Internet users. The international marketplace is even less developed in its Internet infrastructure, which may pose problems in the form of delays, interruptions and communication failures. If Internet usage continues to grow rapidly, the infrastructure of the Internet and its users may be unable to support the demands of growing e-commerce usage, and the Internet's performance and reliability may decline. If our existing or potential customers experience delays on the Internet, the adoption or use of our Internet-based, e-commerce purchasing solution may grow more slowly than we expect or even decline. Consequently, we may have difficulty obtaining new customers, or maintaining our existing customers, either of which could reduce our potential revenues and have a negative impact on our business, results of operations and financial condition.

WE DEPEND ON THIRD PARTY INTERNET SERVICE PROVIDERS FOR OUR WEBSITE TO BE AVAILABLE TO OUR CUSTOMERS.

      Use of our Internet website and our GLOBALeMED solution is dependent upon third-party Internet service providers who provide access to the Internet for us and our customers. We have no control over these third parties. If Internet service providers do not provide Internet services or the quality services fall below a satisfactory standard, our business could be significantly harmed.

ACTUAL AND PERCEIVED SECURITY RISKS AND OTHER DISRUPTIVE EVENTS WITH RESPECT TO THE INTERNET OR OUR COMPUTER SYSTEMS COULD HARM US.

      Both our infrastructure and the infrastructure of Internet service providers may be vulnerable to unauthorized access, computer viruses or similar disruptive problems and system failures. Security and disruption problems with the Internet or our website may inhibit our growth strategy to expand the usage of our GLOBALeMED e-commerce system. The secure transmission of confidential information over the Internet is essential to maintaining customer and supplier confidence. Customers generally are concerned with security and privacy on the Internet and any publicized security problems could inhibit the growth of the conducting transactions. Our computer systems are also subject to damage caused by fire, flooding, telecommunications failures, power loss, software-related system failures and various similar events. Any of these events, whether intentional or accidental, could lead to interruptions, delays or cessation of service. Third parties could also potentially jeopardize the security of confidential information stored in our computer systems or our customers' computer systems. Protecting against the threat of security breaches or alleviating problems caused by breaches may be expensive to solve and could require us to spend significant capital or other resources. In addition, we could lose customers if our service, or the Internet in general, is perceived as not having adequate data security.

      Although we maintain redundant computing and/or communication resources, if there should be a complete failure of such systems, our insurance policies will not adequately compensate us for any losses that may occur due to such failures or interruptions in our business.

OUR STRATEGY TO INCREASE SALES THROUGH THE DEVELOPMENT OF OUR BRAND MAY NOT SUCCEED.

      We believe that, to be successful, we must enhance our name recognition, both with customers and suppliers. We believe that name recognition will become an increasingly important competitive factor as the number of Internet sites grows. We have only been selling our products for less than three years under our brand name, and we intend to continue our marketing campaign in order to build name recognition for our brand in many countries outside the United States and Europe. Our marketing campaign may not accomplish this goal because it is an expensive and time-consuming process, and we have a number of competitors with greater financial resources than we do, many of whom have well-established brand names. If we do not succeed in promoting our name, we may not be able to generate sufficient revenues.

WE DO NOT MAINTAIN A RESEARCH STAFF AND RELY UPON OUTSIDE MANUFACTURERS TO DESIGN AND PRODUCE PRODUCTS FOR US.

      We contract with approximately 37 suppliers to manufacture and produce various components of our products. While there is an agreement with each supplier, there can be no assurance that such contracts will be fulfilled or that internal problems within these third parties will not affect production or productivity in the future. While we believe that the suppliers have the ability to meet production requirements, there can be no assurance that the suppliers will meet all their contractual obligations or that we will not be adversely affected in the event of a breach of contract. We believe it is possible to obtain suitable replacement products from other suppliers. However, the loss of a supplier may still have some negative impact on our operations.

OUR SUCCESS DEPENDS ON OUR ABILITY TO SELECT AND OBTAIN PRODUCTS THAT ARE WIDELY NEEDED.

      It is important to our business to select and obtain products that are widely needed by the medical community. We have decided to focus our procurement efforts with suppliers of the following:

      * New and improved diagnostic formats for our existing products, and

      * New infectious disease diagnostic products with increased sensitivity resulting from DNA viral load detection, utilizing non-invasive specimens such as urine instead of blood or serum.

If we are unable to obtain these products or if we are unable to obtain them in quantities sufficient to supply our customers, it will be detrimental to our operations by limiting our ability to compete and achieve our business plan will be damaged.

OUR PRODUCTS REQUIRE GOVERNMENT APPROVALS IN EACH COUNTRY WHERE OUR PRODUCTS ARE SOLD.

      In order to sell our products we must obtain product or company registration in each country in which our products are sold. This process can be expensive and time consuming, and could have an adverse affect on our ability to generate sales or penetrate a market. Government unrest, politics, or other unforeseeable complications may also prevent us from selling our products in a given country. Moreover, some of our contracts are obtained through government entities, such as the recent award from the Government of South Africa, the loss of which could have a material affect on our sales and the operations of our business.

OUR PRODUCTS AND PROCESSES ARE SUBJECT TO GOVERNMENT REGULATION.

      The vast majority of our sales occur outside the United States. We believe that the export of these products is in compliance with applicable foreign law. We have FDA Certificates of Foreign Government for FDA approved products, and also have FDA Certificates of Exportability 801(e) that are provided by us to distributors who have undertaken the product registration process in their respective countries on our behalf. Although an insignificant amount of our products are sold within the USA, they are nevertheless subject to the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act, and provisions under the Safe Medical Act of 1990, which governs the manufacture and marketing of medical devices, including in vitro diagnostic test kits. In addition to the foregoing, our present and future operations or products may be subject to regulation under the Occupational Safety and Health Act, Environmental Protection Act, Resource Conversion and Recovery Act, Toxic Substances Control Act, Clinical Laboratory Improvement Act and other present or possible future legislation and regulations, as well as by governmental agencies with regulatory authority relating to our business.

OUR PRODUCTS ARE NOT PROTECTED BY PATENTS.

      The diagnostics industry in the United States is relatively mature and its technology changes about every 2 to 5 years, making patent protection unnecessary and too costly. Thus, we have not applied for patent protection with respect to any of our products that we have obtained the right to sell or which have been developed for us. We protect our trade secrets through confidentiality and non-competition agreements executed by our employees. We do not expect to file for patent protection within the United States or other countries, but if we choose to do so because economic protection for the product is needed and such patent can be obtained, no assurance can be given that patents will be issued to us pursuant to any future patent applications in the United States or abroad or that our patents, when and if issued, will provide us with a meaningful level of commercial protection. A large number of individuals and commercial enterprises seek patent protection for technologies, products and processes in fields related to the areas of product development that we are involved in. To the extent such efforts are successful, we may be required to obtain licenses in order to exploit certain of our product strategies. There can be no assurance we would be able to obtain those licenses at all or on acceptable terms acceptable to us.

WE HAVE LIMITED PRODUCT LIABILITY INSURANCE.

      Our business exposes us to product liability risks relating to the manufacturing, marketing and sale of diagnostic products. To date, we have not experienced any product liability claims, but any such claim arising in the future could have a material adverse effect on our business, financial condition and results of operations. We have limited product liability insurance in effect which, in the event of any legal action by third parties, could result in significant legal defense fees as well as damages for liability. While we may seek to obtain additional insurance in the future, the cost may be prohibitive. Therefore, we may have to rely on those companies from whom we purchase our product components to provide such liability insurance. There can be no assurances that we will be able to obtain product liability insurance or that companies from whom our product components are purchased will be able to obtain product liability insurance. In the event that we are held liable for a claim against which it is not indemnified, or for damages exceeding the limits of our insurance coverage, or if any claim or product recall results in significant adverse publicity against us, such claim or publicity could have a material adverse effect on our business, financial condition and results of operations.

NEW OR AMENDED GOVERNMENT REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

      There are currently few laws or regulations that are designed to specifically regulate communications or commerce on the Internet. Due to the increasing popularity and use of the Internet and other factors, however, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, taxation and the characteristics and quality of products and services. As use of the Internet has become more pervasive, governments in Europe and the United States have recently intensified their attention to increased regulation of Internet services and electronic commerce. The United States and some nations in Europe have proposed or enacted legislation to restrict the free flow of information through the Internet that is deemed to be objectionable. United States regulators have been investigating the use of personal information by Internet companies. The European Union Directive 95/EC on the Protection of Individuals with Regard to the Processing of Personal Data and on Free Movement of Data dated October 25, 1998, regulates and limits the free flow of information through the Internet. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Because our service can be accessed from anywhere in the world, we may be subject to regulation even in markets where we have no operations, which regulation could subject us to significant additional administrative, business and compliance costs. In addition, increased regulation of the Internet generally could increase the cost of transmitting data over, and conducting business through, the Internet or decrease the growth of the Internet including e-commerce transactions.

                         RISKS RELATING TO THE OFFERING

THERE IS ONLY A LIMITED PUBLIC MARKET FOR OUR COMMON STOCK AND WARRANTS.

      Prior to the date of this prospectus, there has not been any public market for our warrants and there is only a limited public market for our common stock. The price of our warrants and common stock will be subject to substantial fluctuations. You may be unable to sell your warrants or common stock quickly at the current market price.

      Our common stock has been publicly traded on the Nasdaq OTC Bulletin Board only since September 1998, so there is a limited history of prices. During that time, the price of our common stock has been highly volatile, ranging as high as $11.50 during March 2000 and as low as $.10 when it began initial trading. The low trading volume may adversely affect our stockholders' ability to sell shares of our common stock quickly or at the current market price. Attempts to buy or sell relatively small amounts of our common stock could cause the market price to fluctuate significantly. Because of the limited trading market, the price of our common stock could be adversely affected by the sale of shares by the selling securityholders pursuant to this offering. Other sales of substantial amounts of our common stock, or the perception that such sales might occur, would also likely adversely affect the market prices for our common stock.

      The trading price of the common stock could also be subject to significant fluctuations in response to variations in our quarterly results of operations, announcements of technological innovations or new products or services of our competitors, developments or disputes with respect to proprietary rights, general trends in the telecommunications industry and overall markets and conditions and other factors. The market for securities of early-stage, technology-based small market capitalization companies has been highly volatile in recent years, often as a result of factors unrelated to a company's operations.

      Prior to this offering there has been no public market for the warrants and there can be no assurance that an active public trading market will develop or be sustained after this offering.

FUTURE SALES OF OUR COMMON STOCK MAY LOWER ITS MARKET PRICE.

      Future sales of common stock in the public by existing stockholders could materially adversely affect the market price of our common stock. In addition to the shares of common stock being sold by the selling securityholders in this offering, substantial numbers of shares of common stock are, or will be, freely tradable in the near future. After the completion of this offering, up to approximately 3,206,760 shares of previously restricted common stock will be freely transferable without restriction or further registration under the Securities Act, by persons other than our "affiliates." Approximately 2,144,000 shares of the remaining common stock issued by us prior to this offering will still be "restricted securities" and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. Sales of substantial amounts of shares in the public market following the expiration of restrictions imposed by Rule 144, or the prospect of such sales, could cause the market price of our common stock to fall. These sales also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

THERE IS A RISK OF DILUTION TO OUR EXISTING STOCKHOLDERS.

      The exercise or conversion of warrants into common stock will dilute existing stockholders and affect the market price of our common stock. As of December 29, 2000, we had outstanding options and warrants to acquire as many as 5,017,784 shares of our common stock. This includes the warrants held by the selling securityholders to acquire shares of common stock. More options will be granted in the future when we adopt a stock option plan. The exercise or conversion of outstanding stock options, warrants or other convertible securities will dilute the percentage ownership of our other stockholders. We lack control over the timing of any exercise or the number of shares offered or sold if exercises occur.

WE ARE SUBJECT TO THE PENNY STOCK RULES.

      Our common stock is subject to the penny stock rules promulgated under the Securities Exchange Act of 1934. The penny stock rules regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price per share less than $5.00. These rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized disclosure document that provides information about penny stock and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with the current bid and offer quotations for the penny stocks, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer in writing before or with the customer's confirmation.

      In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure and documentation requirements may have the effect of reducing the trading activity in the secondary market for our securities. The penny stock rules may make it more difficult for stockholders to sell the common stock.

STATE SECURITIES LAWS MAY LIMIT SECONDARY TRADING.

      Secondary trading in common stock and warrants being sold in this offering will not be possible in each state until the shares of common stock and warrants are qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that we will be successful in registering or qualifying the common stock or warrants for secondary trading, or identifying an available exemption for secondary trading in our common stock or warrants in every state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock or warrants in any particular state, the shares of common stock and warrants could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock or warrants, the market for the common stock and warrants could be adversely affected.

WE ARE NOT LIKELY TO RECEIVE SUBSTANTIAL FINANCIAL BENEFIT FROM THIS OFFERING.

      This offering is for the selling securityholders. Therefore, except for any amounts we receive from the exercise by the selling securityholders of the warrants, one-half of which are "callable" by the company under certain circumstances while the other half are not "callable" by the company, to purchase common stock, we will not receive any financial benefit from this offering. We have agreed to pay for all offering expenses, except sales commissions, whether or not we receive any benefits.

                           FORWARD-LOOKING STATEMENTS

      Information specified in this prospectus contains "forward looking statements" which can be identified by the use of forward-looking terminology such as "believes," "could," "possibly," "probably," "anticipates," "estimates," "projects," "expects," "may," "will," or "should" or the negative thereof or other variations thereon or comparable terminology. Such statements are subject to certain risks, uncertainties and assumptions. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements, identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of the direct costs and the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including those described in the section captioned "Risk Factors" above.

                                 USE OF PROCEEDS

      We will not receive any proceeds from this offering. However, if all of the outstanding warrants to purchase shares by the selling securityholders are exercised, we will receive approximately $6,750,000 or approximately $6,550,000 after deducting estimated expenses in connection with the registration of the common stock and warrants. Management will have broad discretion in the use of any proceeds received by us in connection with the exercise of warrants. We expect to use such proceeds, if any, to provide working capital, increase our sales and marketing expenditures, deployment of our GLOBALeMED website into additional countries, investing in new computer and office equipment and general corporate purposes.

                                 CAPITALIZATION

       The following table shows our capitalization at September 30, 2000 on an actual, proforma and proforma as adjusted basis to give effect to the issuance of 2,250,000 shares of common stock, 2,250,000 Class A Warrants and 2,250,000 Class B Warrants, which occurred in November and December 2000, and 4,500,000 shares of common stock issuable upon exercise of the Class A and Class B Warrants and our receipt of the net proceeds from the exercise of such warrants. The as adjusted column does not include 296,000 shares of common stock issuable upon the exercise of other options and warrants granted or issued by us to date.

                                          As of September 30, 2000
                                                              Proforma
                                      Actual   Proforma(1)  As Adjusted(2)
                                   ----------  -----------  --------------
Shareholders equity
Common stock, $0.001 par value;
25,000,000 shares authorized;           4,751       7,236        11,736
4,751,705 issued and outstanding,
actual; 7,235,620 issued and
outstanding, proforma; 11,735,620
issued and outstanding
proforma as adjusted
Additional paid-in capital          3,156,427   5,468,942    12,018,942
Accumulated deficit                (3,571,945) (3,571,945)   (3,571,945)
                                   ----------  ----------   -----------
Total shareholders equity and
capitalization                       (410,767)  1,904,233     8,458,733
                                   ==========  ==========   ===========

(1) Reflects the issuance of 2,250,000 shares of common stock, together with Class A Warrants and Class B Warrants in November and December 2000 at proceeds of $1 per share, net of expenses of $125,000. Also reflects the Issuance of 233,915 shares of common stock to convert $190,000 of 10% unsecured notes Payable.

(2) Reflects the exercise of Class A Warrants at $1.375 per share and Class B Warrants at $1.625 per share. As of the date of this prospectus the price of the common stock is less than the exercise price of the warrants. Additionally, this exercise of the warrants is contingent on the effective date of this prospectus. If this prospectus is not effective by March 31, 2001 the exercise price of the warrants decreases and the warrants may be exercised on a cash-less basis.

                              PLAN OF DISTRIBUTION

      The selling securityholders may from time to time sell all or a portion of the common stock and warrants offered by the selling securityholders in transactions at prevailing market prices on the Nasdaq OTC Bulletin Board, in privately negotiated transactions at negotiated prices, or in a combination of such methods of sale. The selling securityholders may sell the common stock and warrants offered in this registration statement to purchasers directly or may from time to time offer the common stock and warrants through dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the common stock and warrants for whom they may act as agent. The selling securityholders and any persons who participate in the sale of the common stock and warrants offered in this registration statement may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions paid or discounts or concessions allowed to any person and any profits received on resale of the common stock and warrants offered may be deemed to be underwriting compensation under the Securities Act.

      In order to comply with the securities laws of certain states, if applicable, the securities offered will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from any registration or qualification requirement is available and the requirements therefore have been satisfied.

      We will receive no proceeds from the sale by the selling securityholders of the securities offered. However, we will receive cash payments from the selling securityholders to the extent they exercise their warrants to purchase additional shares of common stock. All of the expenses incurred in connection with the registration of the securities offered will be paid by us, except for compensation of brokers or dealers and any transfer fees incurred in connection with the sale of the securities by the selling securityholders, which compensation and fees will be paid by the selling securityholders.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      Our common stock currently is quoted on the Nasdaq OTC Bulletin Board under the symbol "WDGI." The high and low bid prices for each quarter since September 28, 1998, the date that the Nasdaq OTC Bulletin Board commenced quotation of our common stock, to the present are presented below. The quotations reflect inter-dealer prices without adjustment for retail markups, markdowns or commissions and do not necessarily represent actual transactions. These prices may not necessarily be indicative of any reliable market value.

                                             High           Low
                                             ----           ---
Fiscal year ended March 31, 1999
   September 28, 1998  through              $ 1.37         $1.18
     September 30, 1998
   Quarter ended December 31, 1998          $ 3.25         $1.37
   Quarter ended March 31, 1999             $ 6.75         $4.75

Fiscal year ended March 31, 2000
   Quarter ended June 30, 1999              $ 8.00         $6.37
   Quarter ended September 30, 1999         $ 9.50         $8.00
   Quarter ended December 31, 1999          $10.00         $9.00
   Quarter ended March 31, 2000             $11.25         $9.13

Fiscal year ending March 31, 2001
   Quarter ended June 30, 2000              $11.50         $1.75
   Quarter ended September, 30, 2000        $ 4.88         $2.00
   Quarter ended December 31, 2000          $ 2.19         $0.75

      On December 29, 2000, the last reported sale price of the common stock on the Nasdaq OTC Bulletin Board was $0.75 per share.

      As of the date of this prospectus, there were 7,235,620 shares of common stock held of record by approximately 582 holders.

      There are no restrictions in our amended and restated certificate of incorporation or amended and restated bylaws that restrict us from declaring dividends. The Delaware General Corporation Law, however, does prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

      (1) we would not be able to pay our debts as they become due in the usual course of business; or

      (2) our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution.

      We have not declared any dividends. We do not plan to declare any dividends in the foreseeable future.

                         DIRECTORS, EXECUTIVE OFFICERS,
                          PROMOTERS AND CONTROL PERSONS

OUR DIRECTORS AND EXECUTIVE OFFICERS

      The directors, executive officers and key management employees of the company are:

       NAME                POSITION
       ----                --------
       Ken M. Peters       President and Director

       Barry Peters        Chairman, Treasurer and Director

       Paul R. Kamps       Executive Vice President -
                           Finance and Operations

       Kenneth Lambley     Vice President - Sales and
                           Marketing

       Martin Muy, Ph.D.   Vice President - Technical
                           Affairs

       Maureen Besson      Vice President and Secretary

       Trevor Campbell,    Director
       MT, FMT

       Michael Kondracki   Director

       Richard P. Humbert  Director

       Orna L. Shulman     Director

       Nava Swersky Sofer  Director

      Ken Peters, Kenneth Lambley, Martin Muy and Trevor Campbell were elected to their positions as our officers and directors in February 1998; Maureen Besson was elected Secretary in February 1998 and Vice President - Operations in October 1999; Barry Peters was elected Chairman of the Board in October 1998; Michael Kondracki was elected as a director in November 1998; Richard P. Humbert was elected as a director in May 2000; Paul R. Kamps was elected Executive Vice President - Finance and Operations in September 2000; Orna L. Shulman was elected as a director in June 2000; and Nava Swersky Sofer was elected as a director in January 2001.

      KEN M. PETERS, age 52, is President and founder of our company. From September 1995 to August 1996, Mr. Peters was an independent consultant specializing in health care and biotechnology. From September 1996 to January 1998, Mr. Peters was Vice President of Sales and Marketing for Biodiagnostica, Inc. From 1984 to 1994, Mr. Peters held senior international marketing positions with Pharmacia, AG, American Monitor Corp. and Flow Laboratories, Inc. Mr. Peters has extensive experience spanning a twenty-five year period in sales and marketing of diagnostic products, particularly in the international marketplace. From 1979 to 1982, Mr. Peters was the General Manager of Abbott Diagnostics, a division of Abbott Laboratories, Inc., for the Caribbean, Central and South America. Mr. Peters was instrumental in assisting the launch of several start-up ventures in the biotech industry, including Genus Diagnostics, Inc. and BioAssay Systems Corp. Ken Peters has received numerous awards from the Biomedical Marketing Association, and he has been recognized for outstanding achievements by Who's Who in American Health Care Marketing. Mr. Peters has published several articles in national journals concerning technology, healthcare and marketing, and he has been quoted in national periodicals, such as the Wall Street Journal, Clinical Chemistry Systems and others. He has spent numerous years traveling throughout South America and Europe speaks Spanish fluently. Mr. Peters received a M.A. in Economics from the University of New Mexico in 1972 and received his B.A. in Business and Economics from the City University of New York in 1969. Mr. Ken Peters, our President and Mr. Barry Peters, Chairman, are brothers.

      BARRY PETERS, age 60, has served as the Chairman of the Board of our company since October 1998. Since 1997, he has also served as the Chief Executive Officer of MediaVest, Inc., a private-investment firm. From 1995 to 1997, Mr. Peters was Chairman and Chief Executive Officer of All-Comm Media Corporation. Mr. Peters has over 25 years experience in corporate development, management and finance. He is the former Chairman of the Board and CEO of Appian Graphics, Inc., a company specializing in multi-monitor computer displays, where he served from January 1999 to June 2000. He is the founder and former Chairman and Chief Executive Officer of All-Comm Media Corporation (Nasdaq), a direct marketing and Internet marketing services company, now known as Marketing Services Group, Inc. Previously, Mr. Peters was instrumental in sponsoring management buyouts and providing early stage financing for companies that included: Metpath, Inc., Integrated Resources, Inc., ESB Ray-O-Vac Corp., Aydin Corporation, Exide Corporation, Avco/Embassy Pictures Corp., Time/Warner, ITT Corporation, Allied Signal Companies, Inc., Borg-Warner Corporation and F. Schumacher & Co., Inc. Mr. Peters began his career as a Staff Financial Analyst for RCA Corporation. Mr. Peters received a MBA in Finance from the Baruch School of Business in 1969, and his BA in Economics from Hofstra University in 1968, graduating magna cum laude. Mr. Peters is the brother of Ken Peters, President of the company.

      PAUL R. KAMPS, age 36, joined our company as Vice President - Finance and Administration in June 2000 and became Executive Vice President - Finance and Administration in September 2000. Mr. Kamps is a CPA and Chartered Accountant, with over 13 years of financial and operating experience at small and mid sized companies, with particular emphasis in the international arena. From March 1999 to May 2000, Mr. Kamps was employed by E-Z Serve Convenience Stores as an independent financial consultant. From October 1998 to February 1999, he was employed by LKQ Corporation as Controller. From November 1996 to September 1998, he was employed by Proven Edge, Inc. as Controller, and from July 1995 to October 1996, Mr. Kamps was employed by Medical Resources, Inc. as Accounting Manager. Mr. Kamps received his Bachelor of Accounting Science, with honors in 1989, from the University of South Africa, Johannesburg, South Africa, and his Bachelor of Commerce in 1987 from the University of Witwatersrand, Johannesburg, South Africa.

     KENNETH LAMBLEY, 60, has served as the Vice President-Sales and Marketing of our company since December 1998. Prior to joining us, Mr. Lambley was employed by Seradyn Diagnostics, Inc. from January 1968 to December 1998 in various executive capacities. At Seradyn, Mr. Lambley was employed in various positions beginning in sales, through marketing to a position as international sales director for Seradyn Diagnostics a subdivision of Dow Chemical, which was later acquired by Mitsubishi. During his thirty-year career, his responsibilities included sales and marketing management for both diagnostic and pharmaceutical products that included direct sales to regional management of the sales force and to distribution management, including International. Mr. Lambley received his undergraduate diploma from Nottingham College, in the United Kingdom in 1963 and received his graduate degree in international marketing in 1965; he studied pharmacy in the Royal Army Medical Corps from 1963 through 1966.

      MARTIN MUY, PH.D., age 40, has served as the Vice President-Technical Affairs of our company since April 1999. Dr. Muy has over eight years experience in developing genetically engineered diagnostic research and health technology products concerning microbiology and immunology, and immunology assays. From June 1998 until 1999, Dr. Muy was employed as Senior Product Development Manager for PharmaCorp (USA and Mexico), where he worked on commercialization of various technologies. From September 1995 to June 19987, Dr. Muy was a post-doctoral student of the University of Massachusetts and Oregon Health Sciences University. Dr. Muy was also employed as Senior Product Development Manager for PharmaCorp (USA and Mexico), where he worked on commercialization of various technologies. In addition, Dr. Muy has been engaged by such companies BPL (UK), Schering Plough (USA), Ortman Biomedics (Switzerland) and Epitope (USA). Dr. Muy also has been employed at various Research Centers performing work, including:
Earles A. Chiles Institute Providence Medical Center; The Department of Infectious Diseases at the University of Massachusetts Medical Center and Oregon Health Sciences University. Dr. Muy received his Ph.D. in Biologic Sciences from Mexico University in 1989, and his B.S. in 1985. Dr. Muy completed three post-doctoral programs at the University of Oregon from 1991 through 1997.

      MAUREEN BESSON, age 36, has served as Vice President and Secretary of our company since June 1998. Ms. Besson has over ten years experience in operations management commencing with the Intercontinental Hotel chain in Caracas Venezuela from 1987 until 1992. From 1992 to 1994, Ms. Besson was occupied full time with her family in Caracas. From 1994 to 1997, Ms. Besson was in charge of asset management for export products to South and Central America for Bio Diagnostica Inc. Ms. Besson was first employed by World Diagnostics as Administrative Assistant to the President in February 1997. Ms. Besson attended preparatory school in Syracuse New York and completed her studies in business management abroad at the University of Nuevas Profesiones in Venezuela in 1987.

      TREVOR CAMPBELL, age 54, has served as a director of our company since February 1997. Since 1983, Mr. Campbell has been the owner and been President of Microlabs Inc., Jamaica's largest private reference laboratory, which has 14 independent laboratories in Jamaica. From 1981 to 1982, Mr. Campbell served as the President of CASMET, the Caribbean Society of Medical Technologists. From 1977 to 1982, Mr. Campbell was the sales liaison for Abbott Diagnostics Jamaican distribution business in Jamaica. Mr. Campbell received a diploma in Medical Technology in June 1967 at the Public Health Service for Jamaica. Subsequently, he studied business administration at the University of the West Indies, followed by a two-year fellowship at the World Trade Institute in New York as a US AID Fellow studying International Marketing.

      MICHAEL G.S. KONDRACKI, age 39, has served as a director of our company since November 1998. Mr. Kondracki is a Director in Deutsche Bank Alex Brown, the Investment Banking Unit of Deutsche Bank AG. He has been with Deutsche since 1996, and currently is based in Buenos Aires, Argentina where he is responsible for originating and executing structured and project financings for oil, gas, power, mining, infrastructure and telecommunications companies throughout the MercoSur. Prior to joining Deutsche, Mr. Kondracki was a Vice President at Prudential Securities Incorporated where he originated and executed investment banking transactions for North and South American emerging growth companies. From 1984 to 1990, Mr. Kondracki held various positions at Citibank and Manufacturers Hanover and he was also a Consultant to the Inter-American Development Bank. He continues to serve as a Consultant to the U.S. Department of State. Mr. Kondracki graduated from the University of Scranton magna cum laude in 1982, completed a Fulbright Scholarship in Peru in 1983 and received his MBA from the Stern School of Business at New York University in 1991. Mr. Kondracki is fluent in Spanish and conversant in Portuguese.

      RICHARD P. HUMBERT, age 56, has served as a director of our company since May 2000. Mr. Humbert has 20 years experience in computer technology and information systems. Mr. Humbert has been the Director of Information Technologies for Panavision, the world's largest supplier of movie cameras and cinematography equipment since July 1997. From August 1995 to June 1997, he was Director of MIS for All-Comm Media Corporation. Prior thereto, he was President of MicroSystems, Inc., a Washington D.C. based computer software engineering and consulting company. Mr. Humbert attended Cornell University and subsequently, after serving in the United States Marine Corps, received a B.A. degree in English from the University of Maryland.

      ORNA L. SHULMAN, age 41, has served as a director of our company since June 2000. Ms. Shulman has been the Chief Operation Officer of Intertech Corporation, an international private investment firm, based in New York City, overseeing investments in real estate, manufacturing and for emerging technology and biotechnology companies in the United States and Israel, since 1989. Ms. Shulman serves on the Board of Directors of the Times Square B.I.D.; Women's Leadership Board of the John F. Kennedy School of Government, Harvard University; member of the Advisory Board, Real Estate Center, the Wharton School, University of Pennsylvania. She is also Trustee of the Washington Institute for Near East Policy, and is a Board member of the Association of Foreign Investors in Real Estate. Ms. Shulman holds a J.D. degree from Washington University School of Law, the American University, and a Bachelors degree, cum laude, from Tufts University.

      NAVA SWERSKY SOFER, age 39, has served as a director of our company since January 2001. Ms. Swersky Sofer is General Partner of Columbine Ventures, a biomedical venture capital fund she founded in 2000. Since relocating to Israel in 1999, Ms. Swersky Sofer has managed a portfolio of biotechnology companies, including serving as chairman & CEO of ARP Biomed, an Israeli oncology company, chairman of Vitality Biotechnologies, an American-Israeli agricultural biotechnology company; and director and strategic advisor to Discovery Therapeutics, Inc., an American biopharmaceutical company with products in advanced clinical trials for neurological and cardio-renal applications. Since 1997 Ms. Swersky Sofer has also been an advisor to Renaissance Partners, a European biomedical investment fund. Ms. Swersky Sofer is a special advisor to the Israeli government and, since 1999, has served as head of Israel's biotechnology consortium Da'at, a $50 million government-industry effort which incorporates the ten leading Israeli companies and five academic institutions and supports the creation of novel technologies in drug discovery, drug development and bio-informatics. From 1996to 1999, Ms. Swersky Sofer was a partner at Sanderling, a Menlo Park, California-based venture capital firm with over $200 million under management focused on early stage investments in the biomedical field. Prior to joining Sanderling, Ms. Swersky Sofer was a member of the senior management group of Ciba-Geigy Limited (now Novartis) and worldwide Head of Pharma Policy at the company's headquarters in Basel, Switzerland, responsible for the company's activities in this field in over 120 countries. Ms. Swersky Sofer received her law degree (L.L.B.) in 1986 from Tel Aviv University and an MBA in 1990 from IMD International in Lausanne, Switzerland, as well as diplomas from the Sorbonne in Paris, the Instituto Trentino in Italy and the Goethe Institute in Munich, Germany. She is a member of the Israel Bar Association and a retired Captain of the Israel Defense Forces.

      All directors hold office until the next annual meeting of our stockholders and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of stockholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

                         SECURITY OWNERSHIP OF PRINCIPAL
                   AND SELLING SECURITYHOLDERS AND MANAGEMENT

         The following table sets forth certain common stock, Class A Warrant and Class B Warrant beneficial ownership information of:

      (1) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock,

      (2) each of our executive officers and directors,

      (3) all of our executive officers and directors as a group, and

      (4) each selling securityholder, based upon information available to us as of the date of this prospectus.

         The information below is based on 7,235,620 shares of common stock outstanding, 2,250,000 Class A Warrants outstanding and 2,250,000 Class B Warrant outstanding on December 29, 2000. Except as otherwise indicated, all securities are owned directly.

                                                                                             Percent of Class
                                          Amount and                        Securities       ----------------
                                          Nature of        Securities   Beneficially Owned   Before     After
    Name                             Beneficial Ownership  to be Sold     After Offering    Offering  Offering**
    ----                             --------------------  ----------     --------------    --------  ----------
    OFFICERS, DIRECTORS AND
    5% STOCKHOLDERS (INCLUDING
    CERTAIN SELLING SECURITYHOLDERS):

    Ken Peters                              932,450             0              932,450         12.88       7.95
    11269 NW 15th Place
    Pembroke Pines, FL  33026

    Barry Peters                            847,640 (1)         0              847,640         11.71       7.22
    680 Harbor Street
    Venice, CA 90291

    Peters Family Trust                     598,000 (2)         0              598,000          8.26       5.10
    680 Harbor Street
    Suite 600
    Los Angeles, CA  90064

    Trevor Campbell                          15,000             0               15,000             *          *
    6163 NW 182nd Terrace
    Miami, FL 33015

    Kenneth Lambley                          10,000             0               10,000             *          *
    6489 Hunters Green Court
    Indianapolis, IN  46276

    Martin Muy                               25,000 (3)         0               25,000             *          *
    7489 Fairway Dr., Apt #403
    Miami Lakes, FL  33014

----------------------------
**Assumes exercise of all Class A and Class B Warrants.

                                       23

                                                                                                Percent of Class
                                          Amount and                           Securities       ----------------
                                          Nature of           Securities   Beneficially Owned   Before     After
    Name                             Beneficial Ownership     to be Sold     After Offering    Offering  Offering**
    ----                             --------------------     ----------     --------------    --------  ----------
    Michael Kondracki                      10,700                 0             10,700              *         *
    Deutche Bank Securities
    Argentine Pouch - 9th Floor
    31 West 52nd Street
    New York, NY 10019

    Richard P. Humbert                      7,500 (4)             0              7,500              *         *
    818-3010 Beach Street
    Venice, CA  90291

    Orna L. Shulman                        50,000 (5)             0             50,000              *         *
    Intertech Corporation
    1500 Broadway
    New York, NY  10036

    Nava Swersky Sofer 50                       0                 0                0                0         0
    Dizengoff Street
    64332 Tel Aviv, Israel

    Paul R. Kamps                               0                 0                0                0         0
    7389 Fairway Drive, #149
    Miami Lakes, FL 33014

    Trefoil Tech Investors,              1,500,000 (6)         1,500,000           0               20.73            0
    L.P.                           500,000 Class A Warrants      500,000           0               22.22            0
                                   500,000 Class B Warrants      500,000           0               22.22            0

    Randy William Frankel                  600,000 (6)           600,000           0               8.29             0
                                   200,000 Class A Warrants      200,000           0               8.88             0
                                   200,000 Class B Warrants      200,000           0               8.88             0

    Greenwood Partners, L.P.               600,000 (6)           600,000           0               8.29             0
                                   200,000 Class A Warrants      200,000           0               8.88             0
                                   200,000 Class B Warrants      200,000           0               8.88             0

    Silverman Partners                     600,000 (6)           600,000           0               8.29             0
                                   200,000 Class A Warrants      200,000           0               8.88             0
                                   200,000 Class B Warrants      200,000           0               8.88             0

    George Szakacs                      450,000 (6)(7)           450,000           0               6.22             0
                                 150,000 Class A Warrants (8)    150,000           0               6.66             0
                                 150,000 Class B Warrants (9)    150,000           0               6.66             0

    Edward S. Gutman                    600,000  (6)(10)         600,000           0               8.29             0
                                200,000 Class A Warrants (11)    200,000           0               4.44             0
                                200,000 Class B Warrants (12)    200,000           0               4.44             0

    All officers and directors               1,898,290
    as a group (10 persons)

                                                                                                Percent of Class
                                          Amount and                           Securities       ----------------
                                          Nature of           Securities   Beneficially Owned   Before     After
    Name                             Beneficial Ownership     to be Sold     After Offering    Offering  Offering**
    ----                             --------------------     ----------     --------------    --------  ----------
    SELLING SECURITYHOLDERS:

    W. Stewart Cahn                        48,600 (13)          48,600             0                 *         *

    W. Stewart Cahn IRA                     5,000                5,000             0                 *         *
       Rollover

    Cahn Capital Corp.                      9,000                9,000             0                 *         *

    Robert Cunningham                      29,000               29,000             0                 *         *

    Catherine A. Madigan                   15,000               15,000             0                 *         *

    Chatham Venture Profit                 15,000               15,000             0                 *         *
       Sharing Plan & Trust

    Perry S. Oretzsky, Profit              15,000               15,000             0                 *         *
       Sharing Trust

    Philip P. Puschel                      15,000               15,000             0                 *         *

    Lawrence Weissman                      24,000 (14)          15,000             0                 *         *

    Gerald Yellin                          52,666               52,666             0                 *         *

    Steven Altman                         300,000 (6)          300,000             0               4.16        0
                                   100,000 Class A Warrants    100,000             0               4.44        0
                                   100,000 Class B Warrants    100,000             0               4.44        0

    Penelope Alexandra Collins             75,000 (6)           75,000             0               1.03        0
                                   25,000 Class A Warrants      25,000             0               1.11        0
                                   25,000 Class B Warrants      25,000             0               1.11        0

    Cowan Ventures                        150,000 (6)          150,000             0               2.07
                                   50,000 Class A Warrants      50,000             0               2.22        0
                                   50,000 Class B Warrants      50,000             0               2.22        0

    Harvey S. Feuerstein                   75,000 (6)           75,000             0               1.03        0
                                   25,000 Class A Warrants      25,000             0               1.11        0
                                   25,000 Class B Warrants      25,000             0               1.11        0

    Alvin H. Shrago                        75,000 (6)           75,000             0               1.03        0
                                   25,000 Class A Warrants      25,000             0               1.11        0
                                   25,000 Class B Warrants      25,000             0               1.11        0

    Linda Feinberg                         75,000 (6)           75,000             0               1.03        0
                                   25,000 Class A Warrants      25,000             0               1.11        0
                                   25,000 Class B Warrants      25,000             0               1.11        0

    Gutman Family Foundation              150,000 (6)          150,000             0               2.07        0
                                   50,000 Class A Warrants      50,000             0               2.22        0
                                   50,000 Class B Warrants      50,000             0               2.22        0

    The HRG Trust                         150,000 (6)          150,000             0               2.07        0
                                   50,000 Class A Warrants      50,000             0               2.22        0
                                   50,000 Class B Warrants      50,000             0               2.22        0

                                       25

                                                                                                Percent of Class
                                          Amount and                           Securities       ----------------
                                          Nature of           Securities   Beneficially Owned   Before     After
    Name                             Beneficial Ownership     to be Sold     After Offering    Offering  Offering**
    ----                             --------------------     ----------     --------------    --------  ----------
    Paul Karp                              150,000 (6)           150,000          0               2.07         0
                                   50,000 Class A Warrants        50,000          0               2.22         0
                                   50,000 Class B Warrants        50,000          0               2.22         0

    Mark D. Greenberg                       75,000 (6)            75,000          0               1.03         0
                                   25,000 Class A Warrants        25,000          0               1.11         0
                                   25,000 Class B Warrants        25,000          0               1.11         0

    Harvey Kibel                            75,000 (6)            75,000          0               1.03         0
                                   25,000 Class A Warrants        25,000          0               1.11         0
                                   25,000 Class B Warrants        25,000          0               1.11         0

    Augustus LaRocca                       198,990 (6)(15)       198,990          0               2.75         0
                                   50,000 Class A Warrants        50,000          0               2.22         0
                                   50,000 Class B Warrants        50,000          0               2.22         0

    Joseph LaRocca                         198,990 (6)(15)       198,990          0               2.75
                                   50,000 Class A Warrants        50,000          0               2.22         0
                                   50,000 Class B Warrants        50,000          0               2.22         0

    John J. Minio                          150,000 (6)           150,000          0               2.07         0
                                   50,000 Class A Warrants        50,000          0               2.22         0
                                   50,000 Class B Warrants        50,000          0               2.22         0

    Edith & Darrin Prescott                 75,000 (6)            75,000          0               1.03         0
                                   25,000 Class A Warrants        25,000          0               1.11         0
                                   25,000 Class B Warrants        25,000          0               1.11         0

    Eugene Raia                             75,000 (6)            75,000          0               1.03         0
                                   25,000 Class A Warrants        25,000          0               1.11         0
                                   25,000 Class B Warrants        25,000          0               1.11         0

    Alan Richard Silberman                  75,000 (6)            75,000          0               1.03         0
                                   25,000 Class A Warrants        25,000          0               1.11         0
                                   25,000 Class B Warrants        25,000          0               1.11         0

    Joel Stuart                            150,000 (6)           150,000          0               2.07         0
                                   50,000 Class A Warrants        50,000          0               2.22         0
                                   50,000 Class B Warrants        50,000          0               2.22         0

    Global Wire & Cable                     300,00 (6)           300,000          0               4.16         0
       Pension                     100,000 Class A Warrants      100,000          0               4.44         0
                                   100,000 Class B Warrants      100,000          0               4.44         0

    Gail Szakacs                            75,000 (6)            75,000          0               1.03         0
                                   25,000 Class A Warrants        25,000          0               1.11         0
                                   25,000 Class B Warrants        25,000          0               1.11         0

    Steven White                           150,000 (6)           150,000          0               2.07         0
                                   50,000 Class A Warrants        50,000          0               2.22         0
                                   50,000 Class B Warrants        50,000          0               2.22         0

                                       26

                                                                                                Percent of Class
                                          Amount and                           Securities       ----------------
                                          Nature of           Securities   Beneficially Owned   Before     After
    Name                             Beneficial Ownership     to be Sold     After Offering    Offering  Offering**
    ----                             --------------------     ----------     --------------    --------  ----------
    Wolcot Capital, Inc.                   150,000 (6)           150,000             0             2.07        0
                                   50,000 Class A Warrants        50,000             0             2.72        0
                                   50,000 Class B Warrants        50,000             0             2.72        0

    William Chaikin                        205,863 (16)          205,863             0             2.84        0

    The Chaikin Family Trust               163,863               163,863             0             2.26        0

    Howard Engelman                        283,363 (17)          123,500             0             1.70        0

    Glenroy Partners                        95,007                95,007             0             1.31        0

    Martin Gilman                           92,477                92,477             0             1.27        0

    Andrea L. Tessler                        5,000                 5,000             0               *         0

    Jerome M. White                        308,432 (6)(18)       308,432             0             4.26        0
                                100,000 Class A Warrants (19)    100,000             0             2.22        0
                                100,000 Class B Warrants (20)    100,000             0             2.22        0

    The White Family Trust                 150,000 (6)           150,000             0             2.07        0
                                   50,000 Class A Warrants        50,000             0             2.22        0
                                   50,000 Class B Warrants        50,000             0             2.22        0

    Indian Wells Partners                   77,000                77,000             0              1.0        0

    Seymour Zises                           25,000                25,000             0               *         0

    Selig A. Zises                          15,000                15,000             0               *         0

    Henry L. Hoffman                        48,576                48,576             0               *         0

    Sadie J. Cahn                           12,144                12,144             0               *         0

    Barry J. Effron                         12,144                12,144             0               *         0

    Thierry Liverman                        22,844                22,844             0               *         0

    Wayne Steck                             12,144                12,144             0               *         0

    Kimberly L. Peters                      42,216 (21)           42,216             0               *         0

    Sloane E. Peters                        25,000                25,000             0               *         0

    Austin R. Peters                        25,000                25,000             0               *         0

    Marcia Peters                            5,000                 5,000             0               *         0

    Andrew Messina                          35,000 (22)           35,000             0               *         0

                                       27

                                                                                                Percent of Class
                                          Amount and                           Securities       ----------------
                                          Nature of           Securities   Beneficially Owned   Before     After
    Name                             Beneficial Ownership     to be Sold     After Offering    Offering  Offering**
    ----                             --------------------     ----------     --------------    --------  ----------
    Stacy E. Messina                       41,072 (23)          41,072             0               *         0

    Alexis Messina                         20,000               20,000             0               *         0

    Chloe Messina                          20,000               20,000             0               *         0

--------------------
*    Less than 1%
(1)  Includes:
     (a) 249,640 held by MediaVest, Inc., a Delaware corporation wholly owned by Barry Peters; and
     (b) 598,000 held by the Peters Family Trust, of which Barry Peters is a trustee.
(2) Shares of the Peter Family Trust are included as beneficially owned by Barry Peters.
(3) Includes 10,000 shares of common stock issuable upon exercise of currently exercisable options.
(4) Includes 10,000 shares of common stock issuable upon exercise of currently exercisable options.
(5) Includes 50,000 shares of common stock issuable upon exercise of currently exercisable options.
(6) Includes all shares of common stock issuable upon exercise of the Class A Warrants and Class B Warrants held by such securityholder.
(7) Includes 100,000 shares of common stock and 200,000 shares of common stock issuable upon exercise of the Class A Warrants and Class B Warrants owned by Gobal Wire & Cable Pension, of which Mr. Szakacs is the beneficiary.
(8) Includes 100,000 Class A Warrants owned by Global Wire & Cable Pension, of which Mr. Szakacs is the beneficiary.
(9) Includes 100,000 Class B Warrants owned by Global Wire & Cable Pension, of which Mr. Szakacs is the beneficiary.
(10) Includes:
     (a) 50,000 shares of common stock and 100,000 shares of common stock issuable upon exercise of the Class A Warrants and Class B Warrants owned by the Gutman Family Foundation, of which Mr. Gutman is the President; and
     (b) 50,000 shares of common stock and 100,000 shares of common stock issuable upon exercise of the Class A Warrants and Class B Warrants owned by the HRG Trust, of which Mr. Gutman is a trustee.
(11) Includes 50,000 Class A Warrants owned by the Gutman Family Foundation, of which Mr. Gutman is the President and 50,000 Class A Warrants owned by the HRG Trust, of which Mr. Gutman is a trustee.
(12) Includes 50,000 Class B Warrants owned by the Gutman Family Foundation, of which Mr. Gutman is the President and 50,000 Class B Warrants owned by the HRG Trust, of which Mr. Gutman is a trustee.
(13) Includes:
     (a) 5,000 shares of common stock owned by W. Stewart Cahn IRA Rollover, of which Mr. Cahn is the beneficiary; and
     (b) 9,000 shares of common stock owned by Cahn Capital Corp., of which Mr. Cahn is the President and part owner.
(14) Includes 9,000 shares of stock owned by Cahn Capital Corp., of which Mr. Weissman is a part owner.
(15) Includes 48,990 shares of common stock beneficially owned by Joseph and Augustus LaRocca as joint tenants.
(16) Includes 163,863 shares of common stock owned by the Chaikin Family Trust, of which Mr. Chaikin is a Trustee.
(17) Includes 159,863 shares of common stock owned by Glenroy Partners, of which Mr. Engelman is the general partner.

(18) Includes:
     (a) 50,000 shares of common stock and 100,000 shares of common stock issuable upon exercise of the Class A Warrants and Class B Warrants owned by The White Family Trust, of which Mr. White is a Trustee.
     (b) 70,000 shares of common stock owned by Indian Wells Partners, of which Mr. White is the general partner.
(19) Includes 50,000 Class A Warrants owned by The White Family Trust, of which Mr. White is a Trustee.
(20) Includes 50,000 Class B Warrants owned by The White Family Trust, of which Mr. White is a Trustee
(21) Includes 1/2 of the 12,144 shares of common stock (6,072 shares) owned by Ms. Peters and Stacy Messina as tenants in common.
(22) Includes:
     (a) 4,000 shares of common stock owned by Stacy and Andrew Messina as joint tenants; and
     (b) 11,000 shares of common stock owned by Mr. Messina's wife, Stacy, as custodian for their two minor children.
         Excludes 40,000 shares of common stock owned directly by Mr. Messina's two minor children.
(23) Includes:
     (a) 4,000 shares of common stock owned by Stacy and Andrew Messina as joint tenants,
     (b) 11,000 shares of common stock owned by Ms. Messina, as custodian for their two minor children,
     (c) 20,000 shares of common stock owned by Mrs. Messina's husband, Andrew; and
     (d) 1/2 of the 12,144 shares of common stock (6,072 shares) owned by Ms. Messina and Kimberly Peters as tenants in common.
     Excludes 40,000 shares of common stock owned directly by Mrs. Messina's two minor children.

         The persons or entities named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The shares beneficially owned and percentage of ownership are based on the total shares outstanding before this offering and the total shares to be outstanding after the offerings assuming no exercise of any of the Class A or Class B Warrants.

                            DESCRIPTION OF SECURITIES

         The following summary of certain provisions of our capital stock is subject to, and qualified in its entirety by, the provisions of our Amended and Restated Certificate of Incorporation, and our Amended and Restated Bylaws that are referenced as exhibits to this Registration Statement and by provisions of applicable law.

COMMON STOCK

         As of the date of this prospectus we are authorized to issue up to 25,000,000 shares of common stock, $.001 par value. As of the date of this prospectus, there are 7,235,620 shares of common stock issued and outstanding. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding senior securities, subject to the rights of holders of preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are, and the shares of common stock issuable upon exercise of the warrants will be, when issued, validly issued, fully paid and nonassessable. The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders.

PREFERRED STOCK

         As of the date of this prospectus we are authorized to issue up to 5,000,000 shares of preferred stock, $.001 par value per share. The preferred stock may be issued in one or more series, on such terms and with such rights, preferences and designations as our board of directors may determine except to the extent set forth in our Amended and Restated Articles of Incorporation. The preferred stock may be issued without action by our stockholders. As of the date of this prospectus, there were no outstanding shares of preferred stock. Any future issuance of preferred stock could adversely affect the rights of the holders of common stock, and therefore reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets, to a third-party, which would preserve control by the present owners.

THE CLASS A AND CLASS B WARRANTS

         As of the date of this prospectus, we have outstanding:

      * 2,250,000 Class A Warrants exercisable until October 1, 2005 for 2,250,000 shares of common stock at a price of $1.375 per share of common stock, subject to the company's right to redeem the warrants for $.10 per warrant as discussed below; and

      * 2,250,000 Class B Warrants exercisable until October 1, 2005 for 2,250,000 shares of common stock at a price of $1.625 per share of common stock.

         We issued the warrants in connection with a private placement of common stock and detachable Class A Warrants and Class B Warrants in November and December, 2000. The private placement was closed to new subscribers on December 29, 2000. Under the terms of the subscription agreement, we are required to file a registration statement covering the common stock, the warrants and the common stock issuable upon exercise of the warrants within thirty days of the closing of the private placement.

         Warrants may be exercised in whole or in part from time to time until they expire or have been fully exercised. As of December 31, 2000, warrant holders holding unexercised warrants have the right to acquire 4,500,000 shares of common stock. Other rights and characteristics of the warrants are described below

         We are obligated to register the warrants and the common stock issuable upon exercise of the warrants. If the registration statement for the common stock and warrants is not declared effective by March 31, 2001, the exercise price of both the Class A Warrants and the Class B Warrants will be reduced by 25% and the warrants may be exercised at any time on a cashless basis. If the registration statement for the common stock and warrants is not declared effective by June 30, 2001, the exercise price of the warrants will be reduced to $0.25.

         We have the right to redeem the Class A Warrants at any time at $.10 per warrant, upon 30 days prior written notice, if the following two conditions are met:

      (1) the closing bid price of our common stock must exceed $3.50 per share, subject to adjustment for stock splits and reclassification, for 14 consecutive trading days, and

      (2) the warrants and our common stock for which the warrants may be exercised must have had a registration statement in effect continuously for the 30 days preceding the date that we give the notice of redemption.

         The holders of the Class A Warrants may exercise the warrants and purchase our common stock at any time after we give the notice of redemption and prior to the date that we redeem the Class A Warrants. If the holders of the Class A Warrants do not exercise the warrants, and the Class A Warrants are redeemed by us, Class A Warrant holders will lose their right to exercise the warrants. We do not have the right to redeem the Class B Warrants.

         If, at any time prior to the exercise of the warrants, we issue to the holders of our common stock any common stock by way of a stock dividend or stock split then the per share warrant price on the date of such stock dividend or stock split will be adjusted accordingly.

         If we consolidate with or merge into another corporation, or sell all or substantially all of our assets as part of a reorganization, or issue a security convertible into our common stock as a dividend on our common stock, or reclassify or reorganize our capital structure, each Class A and Class B Warrant will be replaced by the securities or properties issuable or distributable in respect on one share of common stock upon such consolidation, merger, sale, reclassification or reorganization.

         If we sell all or substantially all of our assets, other than as part of a reorganization, or distribute our assets in dissolution or liquidation for cash, other than as part of such a reorganization, then each Class A and Class B Warrant may be converted into 1/3 of a share of our common stock.

         If we issue additional common stock, warrants or rights to acquire common stock and such issuance has a negative economic impact on the value of the Class A or Class B Warrants, the common stock issued with the warrants or the common stock issuable upon exercise of the Class A or Class B Warrants, we will adjust the terms of the warrants to provide terms that are no less advantageous than those of the issuance of the security which is deemed to have caused the negative economic impact on the value of the warrants. Generally, we have agreed that the issuance of common stock at less than $1.00 per share or warrants that may be exercised for common stock at an exercise price which is less than the exercise prices of the warrants are will be deemed to have a negative economic impact on the value of the warrants.

REGISTRATION RIGHTS

         A majority of the common stock and all of the warrants offered in connection with this prospectus were issued in transactions in which we granted the purchasers registration rights. Except with respect certain of the securities registered under this prospectus, we do not have any other securities in which the holder has the right to require us to register securities. We may issue securities in the future and grant the holders of those securities the right to cause us to register said securities.

SHARES ELIGIBLE FOR FUTURE SALE

         Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. Under the terms of this offering, the shares of common stock being sold by the selling securityholders may be resold without restrictions or further registration under the Securities Act of 1933, except that any shares held or purchased by our "affiliates," as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 under the Securities Act.

         Approximately 2,144,000 outstanding shares of common stock not included in this offering are restricted securities within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. These shares will become freely tradable at various times between January 2001 and September 2001. In general, under Rule 144, as currently in effect, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us.

         In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

DELAWARE ANTI-TAKEOVER LAW

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (1) the transaction resulting, in the acquiring person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (2) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction which makes it an interested stockholder (excluding shares owned by directors who are also officers, and excluding certain employee stock option plans) and (3) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 and 2/3% of the corporation's outstanding voting stock at an annual or special meeting excluding shares owned by the interested stockholder. Except as otherwise specified in Section 203, an "interested stockholder" is defined as
(a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation. (b) any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder or (c) the affiliates and associates of any such person. By restricting our ability to engage in business combinations with an interested person the application of Section 203 to us may provide a barrier to hostile or unwanted takeovers. Under Delaware law, we could have opted out of Section 203 but elected to be subject to its provisions.

TRANSFER AGENT

         The transfer agent and registrar for the common stock and warrants is Manhattan Transfer Registrar Company which is located at 58 Dorchester Road, Lake Ronkonkoma, New York 11779, telephone (631) 585-7341, facsimile (631) 585-7569.

              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our directors and officers are indemnified as provided by the Delaware General Corporation Law and our Certificate of Incorporation and Bylaws. We have been advised that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, and controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

                       ORGANIZATION WITHIN LAST FIVE YEARS

         We were incorporated February 2, 1997 under the laws of the state of Delaware.

                             DESCRIPTION OF BUSINESS

         We are an early stage business that began operations in February 1997 for the purpose of servicing the growing international demand for medical diagnostic tests and allied laboratory products.

         We are a single source supplier and exporter of approximately 1,000 products of which many are company branded medical diagnostic test kits along with original equipment manufacturer and other trade name branded allied laboratory products. Approximately 150 of these products represent approximately 80% of our revenues. The products are marketed through our distributor network and our website, www.GLOBALeMED.com, which is also accessible through its other Internet addresses: www.labtestkits.com and www.worlddiagnostics.com.

         We have developed and distributed, under our own brand name, a range of rapid immunodiagnostic products for point-of-care testing of certain human medical conditions and infectious diseases, in addition to other medical diagnostic tests and allied laboratory products. Our various rapid diagnostic test kits incorporate proprietary genetically engineered technology to diagnose infectious diseases, such as HIV, cholera, hepatitis and tuberculosis, as well as various sexually transmitted diseases. These products provide accurate and cost-effective diagnosis of acute and chronic conditions in the areas of reproductive health, viral and bacterial infectious diseases, gastrointestinal, hormonal, and autoimmune disorders, cancer and cardiac markers, therapeutic drugs and drugs of abuse testing. Our products are made to specifications through a network of suppliers and contract manufacturers, many of which are interchangeable.

         We sell our medical diagnostic test kits and allied laboratory products through our websites in conjunction with a network of 96 distributors covering 76 countries. Our GLOBALeMED business-to-business e-commerce system serves as our e-commerce solution for medical professionals to purchase medical diagnostic and allied laboratory products and to access critical data and technical support online. The GLOBALeMED system is a worldwide multilingual, multi-cultural platform utilized by our distributors to serve hospitals, clinical laboratories, physicians' offices and certain pharmacies primarily in the international and emerging market nations.

         In March 1998, we began to market our products by providing a limited menu of medical diagnostic tests that we offered for sale through international distributors serving particular countries. In May 1998, we acquired the assets of Health Tech International, Inc., which consisted primarily of proprietary distribution agreements and certain technology for rapid diagnostic tests. This transaction was treated as a combination of companies under common control with us as the surviving company. In July of 1999, we received certificates of registration for product sales including a Certificate of Foreign Government and a Certificate of Exportability 801(e) from the US Department of Health and Human Services.

         In March 1999, we posted our initial website, www.labkits.com, which we used to recruit new distributors. In June 1999, we added a rudimentary electronic shopping cart to the website, making it a fully transactional website for purchasing medical diagnostic test products online.

         In September 1999, we began the design of our GLOBALeMED e-commerce solution system, which became operational in November 1999. Local sites were launched in Chile and Romania in February 2000, and in South Africa in March 2000. As of November 2000, we have established seventeen such localized websites. In South America, sites have been established for Argentina, Chile, Colombia, Uruguay and Venezuela. In Europe, sites have been established for Spain, Poland the Netherlands and Austria. In Eastern Europe, sites have been established for Romania and the Czech Republic. In the Caribbean, sites have been established for Jamaica, Dutch Antilles and Trinidad and Tobago. In Africa and the Middle East, sites have been established for South Africa and Egypt which also serves Kuwait. In Asia a site has been developed for South Korea. Localized web sites pending current agreements with local distributors include Sudan, Botswana, Nigeria, Algeria, Saudi Arabia, United Kingdom, Belgium, Hungary, Thailand and Malaysia.

         The GLOBALeMED system is designed to permit participants in each country to purchase our product offerings online, obtain technical information, product support and training in multiple languages. These websites provide for centralized online purchasing and serve as a resource on a local basis with respect to news and information concerning healthcare matters of community interest such as content provided by professional societies, event calendars, bulletin boards, local country-by-country, and hyperlinks to other related local and global websites. The GLOBALeMED system provides access to authoritative medical data through search engines and alliances with internationally recognized organizations, enabling professionals and businesses to obtain both local and global healthcare and medical laboratory information. In addition, a technical staff is available by telephone, fax, e-mail or online through our website to support customers. The continuing implementation of our GLOBALeMED system is dependent upon our ability to continue to raise additional financing.

         Our revenues are derived primarily from Latin America, the Caribbean and Eastern Europe, with the European Common Market, Asia, the Middle East and Africa representing our secondary source of revenues. For the six months ended September 30, 2000, our largest customer accounted for approximately 18% of our revenues. In the fiscal years ended March 31, 2000 and 1999, our single largest customers accounted for approximately 14% and 21% of each year's respective annual revenues. Our sales grew to $1,134,296 for the six months ended September 30, 2000 from $541,008 for the six months ended September 30, 1999 and to $1,463,417 for the year ended March 31, 2000 from approximately $576,250 in fiscal year 1999.

E-COMMERCE

         The Internet has emerged as the fastest growing communication medium in history and is dramatically changing how business communicates and shares information. It has created new opportunities for conducting commerce, streamlining complex processes, lowering costs and improving productivity. Through the Internet, we are able to communicate with a large number of buyers throughout a highly fragmented market and provide these buyers with a range of products, technical information and support. Currently less than 1% of sales are transacted through direct online purchases, but we do obtain 99% of our business from end users and distributors through leads or correspondence conducted via the Internet. We are trying to create a brand image by providing information and technical support and eventually expect to convert people to direct online purchases as the international community becomes more confident with transacting purchases on line. We enable distributors and end users of medical diagnostic tests and allied laboratory products to efficiently identify, evaluate and buy over 1,000 of our products through our website via an Internet based purchasing solution.

         Our GLOBALeMED system is comprised principally of the following elements:

      * Industry Focused Transactional Website

      * Online Technical Support and Training Aids

      * Multi-lingual/Multi-cultural Navigation

      * Medical News and Information throughout the World

      * Community of Professional Interests

      * Global and Localized Website Orientation

      * Links to Other Websites for Authoritative Data

         Our transactional website is secure, easy to use and highly functional for ordering product. Our GLOBALeMED solution connects users with global health organizations providing authoritative information from an international database concerning clinical studies and patient results, disease states and healthcare conditions. In addition, it has a resource program for frequently asked questions. Our website is user-friendly, with a qualifying questionnaire that captures valuable information about customer purchasing patterns, preferences and interests. This data is automatically added to our database to improve customer service and future data mining.

         Our GLOBALeMED e-commerce solution seamlessly links purchasers of medical diagnostic tests and allied laboratory products with the ability to efficiently deliver a wide range of products and services unavailable from any other single source. Our supply chain integrates a manufacturing base of numerous producers that provide timely delivery of intermediate and finished goods to us. We conduct final inspection and packaging before shipping directly to our customers. Our GLOBALeMED solution offers a simplified electronic catalog to access technical and product information, product selection, pricing, and an efficient order and order-tracking mechanism.

         We are continuing to establish our GLOBALeMED system in certain target countries where management believes that its products will be in high demand. Particular emphasis is being placed on adding marketing support features and services for our local GLOBALeMED distributors, whose mission is to promote the system and sell our branded products. The GLOBALeMED system is creating a growing customer base by providing efficient online purchasing options, technical support, valuable information and industry news, and a community of interests where professionals can access data, obtain educational material and derive other benefits. Customers are able to access our global home page or a local website that is adapted to local culture, languages and practices. The shopping cart option functions on a transparent basis to facilitate centralized purchasing. The shopping cart appears to the customer to be localized, while at the same time offering the option to visit our global website and home page, or access our GLOBALeMED websites in various other countries.

         Our centralized purchasing from our suppliers is based upon orders projected and received. Buying patterns differ around the world due to different medical practices, disease states, environmental and cultural biases. Accordingly, forecasting levels of production from our manufacturing network to meet sales expectations is closely monitored in terms of amounts, types of products, inventory requirements and timing of delivery. We recently installed a new accounting and management system and plan to integrate information from our manufacturers and suppliers with our purchasing, sales forecasting and inventory levels so as to provide prompt delivery where such service enhances our competitive position.

BRAND EQUITY

         We are concentrating on building brand equity through our distributor network, branded product sales, and through the GLOBALeMED system. Our management considers brand equity to be important to build growth and recurring revenues.

         Our company name image and brand equity consists of the following components:

         * World Diagnostics, WDI and GLOBALeMED

         * "Smart Check," "Smart Strip" and "Advantage" products marketed under the WDI label

         We plan to continue building brand equity through advertising, marketing seminars and alliances that serve to increase sales and drive customers to our GLOBALeMED website. These include:

         * Local and global advertising in trade publications, newsletters, medical journals and healthcare publications

         * Educational seminars for professional societies on a country-by-country basis

         * Trade shows and special events for medical professionals

         * Direct marketing initiatives and special promotions for local groups

         * Public awareness campaigns with government and non-government organizations

         * Partnering with local ISPs and portals on a global and by country basis

         * Establishing marketing alliances with medical websites and businesses

MARKET OVERVIEW

         The 1999 worldwide market for In Vitro Diagnostic test products such as urine, blood and saliva is estimated to be in excess of $20 billion annually, of which approximately 40% is in the US, 26% is in Europe, 12% is in Japan and 22% is in recently developed economies and emerging market countries. The moderately developed and emerging markets, with aggregate market size of approximately $5 billion, has two components: public and private sectors, about $3.5 billion and $1.5 billion, respectively. It is estimated that nearly 92% of this market is derived from imports (Source: U.S. Department of State 1999, Theta Corporation, Diagnostic Consulting Group, Inc.). Tests for infectious diseases performed in emerging markets are about 70% of the total market, with growth in infectious disease tests exceeding 18% per annum. Of persons worldwide who are HIV positive, 95% are in emerging markets or developing countries. These markets also have significant tuberculosis mortality rates and 98% of children who die before their fifth birthday reside in emerging markets or developing countries.

         Diagnostic product sales are driven by several factors, including:

         * The need for easier methods to diagnose disease states or medical disorders so as to enable effective physician response to the patient.

         * Recognition that diagnostic products afford early detection of diseases or medical disorders.

         * Prompt response to increases in infectious disease disorders through rapid diagnosis and isolation of infectious individuals.

         * Government policies to contain or decrease costs to the medical and social system and to contain epidemic situations.

         The vast majority of international end users typically buy from numerous relatively small local distributors that often stock a limited range of test kits and lack the expertise to provide timely delivery and technical support. In emerging markets or moderately developed economies, the substantial majority of medical laboratories are small in size and account for approximately 90% of diagnostic product sales. By contrast, diagnostic product sales in the US are predominately to large laboratories. Smaller international accounts in highly fragmented markets have been less desirable for large corporations as these accounts are too expensive to be managed or directly sold to by large corporations.

         In moderately developed economies and emerging markets, price, availability of products, ease of use and technical support are of major importance. The highest diagnostic priority in moderately developed economies is improvement in the efficiency and quality of physician care. In the emerging markets it is to identify and contain infectious disease disorders. In both markets, price delivery time, technical support and prompt response to inquiries are important. In these emerging markets an increasing amount of funds are being provided by governments and development organizations, such as UNICEF, USAID, the World Bank and the IMF, for the use of rapid diagnostic testing, often at point of care or on-site, to identify and isolate infectious individuals. This policy is driven by the need to minimize costs to the medical and social system for the general health and welfare improvement of populations as well as containing epidemic situations. Moreover, population control is the second largest growth area in diagnostic product sales behind infectious diseases for the emerging markets countries. International funding of rapid diagnostic products for pregnancy and ovulation detection is also supported by UNICEF, USAID, the World Bank and the IMF.

PRODUCTS

         Our current catalog of approximately 1,000 products offers a comprehensive commonly used range of medical diagnostic test kits and allied laboratory products, which are made to specifications by various manufacturers and suppliers, as well as in generic form and packaged under our label. Our emphasis on rapid tests include cardiac markers such as Tropinin I for instant point of care, known as POC, myocardial infarction, cancer markers such as prostate specific antigen tests to screen for prostate cancer, sexually transmitted disease tests for HIV, Gonorrhea, Chlamydia, Syphilis and infectious disease tests for cholera, tuberculosis, dengue fever, rotovirus, rubella and HCV.

         In June 1998, we received certification of the sensitivity and efficacy for our whole blood rapid HIV-1 and HIV-2 tests from the World Health Organization Special Program for Sexually Transmitted Diseases, which is a leading product for revenue growth in certain countries. These tests, which have been designed for us and are proprietary in nature, are advanced technologies, having a 100% positive predictor value. These HIV tests have been designed through genetic engineering to identify HIV 1 and HIV 2, sub type 0 and sub type C seroconverter blood markers, which are critical for early identification and complete screening purposes. Concurrently with achieving World Health Organization certification, we launched our first proprietary rapid test product requiring no instrumentation and has significantly expanded this product line.

         Our diagnostic product line consists of four main groups and is marketed under the World Diagnostics Inc. or the WDI label.

         * Qualitative Rapid POC Diagnostic Tests
           Product brand name "Smart Check" and "Smart Strip" for HIV, syphilis, ovulation, pregnancy, drugs of abuse, and others tests used for infectious and immune complexes.

         * Quantitative Laboratory Tests
           Product brand name "Avantage" for blood banking, hormones, cancer markers, infectious diseases, allergy, fertility, gastrointestinal, immune and other disorders.

         * Routine Urine and Latex Agglutination Tests
           These products are demanded in emerging markets, offer lower sensitivity; but sometimes are preferred by some governments because they are inexpensive.

         * Clinical Chemistry Reagents
           This product group is fundamental to all laboratory operations. While it is mature, it continues to be a widespread mode of clinical testing.

TECHNOLOGY

         We employ technologies utilizing some of the most modern "formats" available in the medical laboratory diagnostics industry. Format refers to the platform under which animal and human proteins are utilized to determine quantitative or qualitative test results. We market diagnostic quantitative and qualitative test kits covering clinical chemistry, immunoassays and rapid diagnostic POC tests. The technology format primarily utilized by our products embodies color development for a determination of results because most laboratories have instrumentation that can obtain results through optical density readings.

         Protein molecules called antibodies react with, or bind to, specific antigens, such as other antibodies, viruses, bacteria, hormones and drugs. The antibodies produced in response to a particular antigen bind specifically to that antigen. This characteristic allows for a wide range of diagnostic applications. The ability to detect the binding of antibodies to target antigens forms the basis for immunodiagnostic testing. Antibodies are typically deposited onto a solid phase polymer or particle. A chemical label is then either incorporated onto the solid substrate or added separately once the solid phase substrate has been exposed to the test sample. If the target molecule is present in the test sample, the chemical label produces a visually identifiable color change in response to the resulting antibody reaction with the antigen. This provides a clear rate of color or endpoint color development for easy visual verification of the test results. Using this platform, whether as a qualitative or quantitative test, allows measurement of disorders covering product areas such as infectious diseases, cancer markers, hormones, immune disorders, fertility, therapeutic and drugs of abuse, serology, virology and microbiology.

         Our antibody and antigen tests are designed and engineered to use sophisticated molecular biology and DNA based genetic engineering techniques to produce proprietary and specific antigens to manufacture sensitive and specific kits for diagnosis. Natural immune systems of the human body produce antibodies to defend against abnormalities such as bacteria, viruses and cancer. Antibodies are produced in specific shapes and composition to attack and immobilize these abnormalities. Genetically engineered antibodies or antigens are more highly specific to increase detection of such abnormalities earlier than naturally formed antibodies. We offer four primary delivery system formats using the genetically engineered antigens:

         (1) Dipsticks,

         (2) Flow-through cassettes,

         (3) Microwell tests, and

         (4) A one-step lateral flow delivery system.

         While most diagnostic test formats utilize a basic antibody antigen concept, the four formats developed provide advanced proprietary technology and differ in terms of speed, ease of use, sensitivity, and specificity to address the particular needs of different tests.

MANUFACTURING

         We obtain in vitro diagnostic products through various contract arrangements with approximately 36 primary manufacturers and suppliers. We inspect and test for quality control upon receipt of these products and periodically conduct field audits of our suppliers to insure conformity to specifications and delivery schedules. These products come in many forms, such as enzymatic clinical chemistry products, quantitative immunodiagnostic assays and rapid immunodiagnostic products for POC and detection of human medical conditions and illnesses.

         Product packaging, quality control and our research and development laboratory are located in Miami Lakes, Florida. Supplies are generally sourced from various laboratories devoted to antigen production, tissue culture, immunochemistry, and certain solid phase coating process and filling. We use biological, chemical and packaging supplies and equipment generally available from multiple competing suppliers. We require all suppliers who manufacture our products to be in compliance with FDA regulations governing the manufacture of medical devices.

         It is our responsibility to verify that each component purchased from various suppliers and incorporated into our products is in conformity with FDA specifications. Dr Martin Muy, a genetic immunologist and our Vice President-Technical Affairs, oversees our quality control lab and conducts audits of our suppliers and contract manufacturers to verify that our specifications are met.

MARKETING AND DISTRIBUTION

         We intend to utilize our product positioning, advanced proprietary technology and GLOBALeMED e-commerce solution to meet the needs of our distributors and the end-user customer. Our strategy is to make our distributor base into an effective network of localized representatives that expand our sales through conventional distribution methods and, at the same time, promote and market our GLOBALeMED system. Distributors typically fulfill this function by first providing basic distribution of our products within a country and then initiating efforts to migrate their existing customer base on to the company's e-commerce platform. Distributors receive commissions on all sales within their country, whether derived directly from their customer base or indirectly from other customers buying through the GLOBALeMED system.

         During the year ended March 31, 2000 our distributor customer base grew by approximately 67% to75 distributors serving approximately 63 countries from, approximately 45 distributors in the year ended March 31, 1999. As of November 30, 2000, the number of distributors has increased to 96. Our non-distributor direct end-user customer base grew 780% in fiscal year 2000, from 5 in fiscal year 1999 to 44 in fiscal year 2000, covering 17 countries. Since the establishment of our website, we have generated a substantial database of new customer leads, of which the majority are non-distributor direct end-user customer prospects that may be screened and cultivated through e-mail and fax. In addition, activity for our website has increased from approximately 3,800 viewed visits per month in March 1999 to 100,000 viewed visits per month as of November 2000. The average length of time spent by a visitor to our site was between 1 to 3 minutes in March 1999, as compared to 5 to 15 minutes in November 2000.

         Through our website, we attract new distributors who offer the capability for us to distribute increasing volumes of our products, promote our brand name in the distributors respective country and service end-user customers. At present, a substantial portion of our sales are derived from our distributor base, many of which use our website to place orders or to promote our product line. We have our highest concentration of revenues from distributors in Latin America, the Caribbean, and Eastern Europe. These regions accounted for approximately 75% of our fiscal year 2000 revenues and 88% of revenues in fiscal year 1999. Revenue from the European Common Market, Asia, the Middle East and Africa continues to grow, having increased to 15% of total revenues in fiscal year 2000, from 5% of total revenues in fiscal year 1999.

         We plan to continue to recruit distributors in order to increase sales and market penetration and use our distributor network as a means to expand our GLOBALeMED system on a country-by-country basis. We are concentrating on those countries and geographic regions where we believe that we will have the greatest opportunity to establish growing market share and critical mass for our GLOBALeMED system. To date, we have established seventeen such websites. Local websites created for our distributors will be maintained by us. In addition to providing localized services and information, we will serve as a portal to other websites aligned with our GLOBALeMED system. Our distributors are becoming product support centers and serve as selling representatives to promote end-users to utilize our GLOBALeMED system. The distributor network facilitates and drives transactions through the local website to our global website, where orders are centrally processed. Distributors are able to keep track of order status and fulfillment on a localized basis.

         We concentrate on selling medical diagnostic test kits that are anticipated to have significant repeat business. Once a customer's laboratory has standardized its test menu and reference ranges for our products, there is a good likelihood that we will continue to be the provider of choice because of the need to maintain consistent accurate test results.

CUSTOMERS

         We have recently begun efforts to access new end-user customers and to convert many of our accounts to online purchasers through our GLOBALeMED system. Management expects this process to grow at different rates, depending upon various factors within each country. Approximately 78% of sales are to distributors and 22% of sales are direct to end-users. We are actively marketing direct end-users of our products and make presentations at medical conferences and trade shows worldwide. We seek a 30% gross profit margin on sales to distributors and 45% on sales to end-users. Our single largest customer accounted for approximately 14% of our fiscal year 2000 revenues.

         We have established numerous incentives for distributors such as:

         * discounts for pre-payment and prompt payment after delivery of goods,

         * incentive coupons and cumulative value promotions for preferred customers who have good payment records; and

         * other discounts relating to online and special promotional offerings.

         We plan to commence selective advertising and promotional campaigns aimed at end-user customers on a country-by-country base to accelerate the transition of our customer base from distributor to end-user denominated customers.

COMPETITIVE CONDITIONS

         The competitive landscape for Internet e-commerce business solutions in medical diagnostic tests and allied laboratory products is extremely fragmented and limited in scope, especially in the international market. Most competitors are sellers of equipment or medical supplies. Some sell a limited range of diagnostic test products. Websites include a few buying groups, trade associations, some small niche distributors or manufacturers, a few large manufacturers, some publishers, and a handful of virtual malls. About 75% of the websites researched by us were U.S. based. Major medical diagnostic companies, typically European or US, traditionally rely upon a master distributor to manage an umbrella distribution network for both public and private sector sales, which does not compete with our strategy. We have generally found that:

         * the market is highly fragmented throughout the distributor and end-user segments,

         * website links are in an early stage of development,

         * there is no directly comparable website to the GLOBALeMED system,

         * no company has yet to establish a critical mass or dominant market share in any particular area in the markets served by us, and

         * the majority of our competitors are small medical supply companies, buying groups, virtual malls and a few manufacturers.

PATENTS AND TRADEMARKS

         We have not applied for patent protection with respect to any of the products that we have obtained the right to sell or which have been developed for us. We do not expect to file for patent protection within the United States or other countries as relates to product technology because of the low barriers to entry in the market and the relatively short product cycles, as the result of the rapid emergence of new product technologies. We anticipate filing trademark applications for our branded product names including "SmartCheck," "Smartstrip" as well as our "GLOBALeMED" name. We protect our trade secrets through confidentiality and non-competition agreements executed by our employees and suppliers.

GOVERNMENT REGULATION AND FOREIGN GOVERNMENTAL APPROVAL

         We maintain an FDA certified Good Manufacturing Practices facility and have FDA approval for 464 of the approximately 1000 products we offer for sale. We have an FDA Registration Certificate of Foreign Government for its FDA approved products. We also have Certificates of Exportability for all non-FDA approved products which are provided by us to distributors who have represented to us that such Certificates of Exportability permit the sale of our products in their respective countries. We believe that the export of these products is in compliance with applicable foreign law. An insignificant amount of our products are sold within the US which are subject to the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act as amended and/or provisions under the Safe Medical Act of 1990, which governs the manufacture and marketing of medical devices, including in vitro diagnostic test kits. In addition to the foregoing, our present and future operations or products may be subject to regulation under the Occupational Safety and Health Act, Environmental Protection Act, Resource Conversion and Recovery Act, Toxic Substances Control Act, Clinical Laboratory Improvement Act and other present or possible future legislation and regulations, as well as by governmental agencies with regulatory authority relating to our business.

RESEARCH AND DEVELOPMENT

         We expended approximately $75,000 and $25,000 during fiscal year 2000 and fiscal year 1999, respectively, on research and development activities. Typically, the product life cycle for diagnostic products is between 18 and 36 months. Our research and development is limited to design specifications for our various contract suppliers, and requires minimal capital expenditures and personnel. Accordingly, we do not conduct any primary product research and development, but work closely with our suppliers to implement appropriate changes to our products, as required. We do not consider these expenditures to be significant, nor do we anticipate that they will become significant.

EMPLOYEES

         As of November 30, 2000 we had a total of 17 employees, 13 of whom were full-time employees and 4 of whom were part-time employees.

PROPERTIES

         Our executive, administrative, technical affairs and warehouse facilities are located in Miami Lakes, Florida, in approximately 3,500 square feet of general use space. The lease commenced September 1998 and provided for an initial term of 2 years at $3,400 per month. We are currently occupying the same space on a month-to-month basis. The company has signed a lease, to commence on February 1, 2001, for a larger facility consisting of approximately 10,000 square feet in Miami Lakes, Florida. The term of the new lease is for 10 years at $9,100 per month base rent. We have the right to terminate the lease at the end of years three and five upon prior notice and payment to the landlord of approximately $170,000 and $100,000, respectively.

LEGAL PROCEEDINGS

         From time to time, we may be a party to certain claims, suits and complaints which arise in the ordinary course of business. Currently, there are no such claims, suits or proceedings, which, in the opinion of management, if decided against, us would have a material adverse effect on our financial position.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties.

         During our fiscal year ending March 31, 2001 we plan to continue implementation of our GLOBALeMED system on a country-by-county basis, with a goal of launching 3 additional sites by March 31, 2001, thereby increasing our local websites from 17 to 20. In addition to increasing the number of local websites, we plan to make further enhancements to our current sites to improve functionality, navigability and ease of use. Although currently less than 5% of the company's sales are derived from direct purchases over the Internet, the GLOBALeMED system serves as a significant lead generator for new business, recruitment of new distributors and existing distributor sales. It is particularly important in providing online technical support and as a marketing tool for us with regard to promoting efficiency in product selection, evaluation and pricing and advancing overall simplicity in doing business with the company. While the growth and further development of the GLOBALeMED system continues to be an important focus, the current sales and marketing effort is concentrated and dependent upon traditional distributors. In connection with our planned expansion, we intend to move operations from our current 3,500 square foot facility in Miami Lakes, Florida to a 10,000 square foot facility in Miami Lakes, Florida and hire additional sales and technical support representatives. To meet our goals for expanded revenue growth and inventory levels, we are currently negotiating a $1,500,000 credit facility, secured by our inventory and accounts receivable, that will have a formula based on borrowing availability.

Fiscal Year Ended March 31, 2000 compared to Fiscal Year Ended March 31, 1999.

RESULTS OF OPERATIONS

         Revenues. Revenues for the year ended March 31, 2000 were $1,463,417, a net increase of $887,167 or 154% from $576,250 for the year ended March 31, 1999. The increase in revenues was attributable to

         * a 67% increase in the number of distributors,

         * increased sales volumes to existing accounts, and

         * a 780% increase in the non-distributor customer base. The following table details our sales breakdown by geographic region.

           Region                    Year Ended 3/31/00      Year Ended 3/31/99
           ------                    ------------------      ------------------
                                                 (in thousands (000)
           Domestic Sales                   $114                     $29
           Caribbean                         433                     341
           South America                     526                     129
           Eastern Europe                    135                      34
           Central America                    41                      15
           Pacific Rim                        92                      10
           Western Europe                     79                       2
           Middle East and Africa             43                      16
                                              --                      --
                    Total Revenue         $1,463                    $576
                                          ======                    ====

         South America, the Caribbean and Eastern Europe continued to be our strongest markets and in the aggregate accounted for 74.8% of total revenues for fiscal year 2000, down from 87.5% of total revenues for fiscal year 1999. The lower percentage contribution to total revenues for these markets points to the strong growth in both the number of distributors and volume of sales in other markets that we sell to.

         Gross Profit. Our gross profit on product sales increased to $384,556 for the fiscal year 2000 from $118,897 for fiscal year 1999. Gross profit as a percentage of sales increased to 26.3% from 20.6% in the comparable year of 1999. The improved gross profit margin was primarily the result of improved purchasing and volume price discounts. Margins are expected to continue to increase as a result of continued higher sales per order, enabling us to achieve further efficiencies in volume purchasing.

         Selling, General and Administrative Expense. Selling, general and administrative expense increased to $1,280,598 for fiscal year 2000 from $496,972 for fiscal year 1999, an increase of $783,626 or 158%. During October 1999, we commenced implementation of our GLOBALeMED e-commerce business to business website. Expenditures in the amount of $319,017 were incurred in developing the site content, building individual country websites, promotion, advertising and consultants fees to develop the site. Further we expect to incur significant expenditures, in excess of 10% of projected fiscal year 2001 revenues in the continued development of the GLOBALeMED system. This includes expenditures incurred in developing additional country websites, as well as promotion, marketing and advertising. Payroll and related tax expenses was $434,132 for fiscal year 2000, an increase of $267,776 from the $166,356 incurred during fiscal year 1999. The increased expenditure was due to additional personnel hired for information technology, technical support, sales and marketing as well as employee benefits. Professional fees and consultants paid during fiscal year 2000 increased by $152,114 over the comparable amount in fiscal year 1999. The increase is as a result of costs associated with a Form 10 that we filed in November 1999 as well as costs associated with the development of the GLOBALeMED infrastructure.

         Interest Expense. Interest expense was incurred primarily on borrowings in fiscal year 2000 from various private financing arrangements with non-affiliated parties. On October 27, 1999, we entered into a $375,000 promissory note with detachable warrants. This October note matured on March 31, 2000, bore 6% interest, and was increased to $410,000 through additional borrowing in January 2000. In November 1999, our Board of Directors authorized the issuance of 205,000 common stock purchase warrants associated with the October note. In connection with the issuance of the 205,000 common stock purchase warrants associated with the October note, a non-cash charge of $239,850 was recorded as interest expense in fiscal year 2000, which represents the present value discount of the debt computed as of the difference between the total fair value of the common stock underlying the warrants, which was $9.25 per share at the date of the authorization of the issuance, and the exercise price of the warrants, which were $6.00.

         Loss on Warrant Inducement. In June 1998, the company completed a private placement of its common stock in which it issued 400,000 shares of its common stock at $0.125 per share. In connection with the private placement, the Company issued 950,000 common stock purchase warrants. Each warrant was exercisable into one share of the company's common stock at $1 per share until expiration on March 15, 1999. During 1999, 201,500 warrants were exercised at the original $1 exercise price. In March 1999, the company extended the expiration date of the warrants to June 30, 1999, and reduced the exercise price to $0.50 per share. The remaining 748,500 warrants were exercised in March 1999. As a result of the modification to the terms of the warrants, the company recorded a loss of $374,250 during 1999. During fiscal 2000 there were no modifications to warrants that resulted in a loss.

         Extraordinary Loss on Extinguishment of Debt. In April 1999, our board of directors authorized the issuance of 101,090 restricted common shares and $45,000 in cash to extinguish the $107,500 outstanding balance of a promissory note due to MediaVest, Inc., a corporation controlled by a stockholder and our Chairman of the Board of Directors. MediaVest, Inc. participated in $50,000 of the initial $150,000 loan to us. The fair market value of the common stock on the date of issuance of the 101,090 shares was $7.00 per share. The restricted common stock cannot be sold for the first eighteen months and after that may only be sold in accordance with Rule 144. We discounted the fair value of the common stock by 25% on the date of the extinguishment. The extraordinary non-cash loss on the extinguishment of debt is $468,223, which is the difference between the fair market value of the stock and the carrying amount of the note extinguished. In May 1999, we paid the outstanding balances due to various vendors through the issuance of 6,000 shares of common stock. The fair market value of the common stock on the date of extinguishment was $7.50 per share. The restricted common stock cannot be sold for the first eighteen months and after that may only be sold in accordance with Rule 144. We discounted the fair value of the common stock by 25% on the date of the extinguishment. The extraordinary non-cash loss on the extinguishment of this debt is $25,715, which is the difference between the fair market value of the stock and the carrying amount of the debts extinguished.

         Loss on Extension of Debt. On March 15, 2000, we entered into a forbearance agreement, which extended the maturity date of the October note to May 31, 2000. Our Board of Directors authorized the issuance of 8,199 shares of common stock in consideration of this forbearance and we recorded a non-cash loss in connection with the issuance of the common stock of $67,642 as a result of the extension of the due date to May 31, 2000.

         Net Loss. We incurred a net loss of $1,701,820 or $(0.41) per share for fiscal year 2000 and reported a net loss of $824,478 or $(0.27) per share for the comparable period in 1999. Non-cash charges associated with extinguishment of debt, extension of debt and equity adjustments totaled $801,430 and $435,750 for fiscal year 2000 and fiscal year 1999, respectively. The operating loss increased to $896,042 in fiscal year 2000 from $378,075 in fiscal year 1999.

Six months ended September 30, 2000 compared to six months ended September 30, 1999.

RESULTS OF OPERATIONS

         Revenues. For the six months ended September 30, 2000, revenues increased by $593,288 or 110% over the six months ended September 30,1999. The increase in revenues was a result of sales to a larger distributor base and a higher level of sales to existing customers.

         South America, the Caribbean and Eastern Europe are our strongest markets in combination accounted for 79% of total revenue for the six months ended September 30, 2000 compared to 86% of total revenue for the six months ended September 30, 1999. Strong growth continues to be experienced in other geographic regions of the world and should begin to account for an increasing percentage of total revenue going forward. In particular, sales in Africa are expected to increase significantly as a percentage of our total revenue beginning in October 2000, as a result of a government tender award with the South African government that we secured for the supply of rapid diagnostic tests. The contract is for an initial period of one year.

         Sales returns have historically, and continue to be insignificant. Customers have a 15 day right of return, following product receipt. Because of extensive product quality control and review, which is conducted prior to product shipment, the return rate as a percentage of sales is anticipated to remain at a low percentage.

         Gross Profit. Our gross profit on product sales increased to $273,548 for the six months ended September 30, 2000 from $91,894 during the same period in 1999. Gross profit as a percentage of sales was 24.2% for the six months ended September 30, 2000, compared to 17% for the six months ended September 30, 1999. The improved gross profit margin was primarily the result of better purchasing and volume price discounts. Margins are expected to continue to improve as a result of continued higher sales per order, allowing us to achieve further efficiencies in volume purchasing. Our goal is to increase the level of sales to non-distributor end user customers, including those that shop directly on our GLOBALeMED website, enabling us to achieve an overall gross profit percentage above 30%.

         Selling, General and Administrative Expense. Selling, general and administrative increased to $1,088,404 for the six months ended September 30, 2000 from $515,609 for the six months ended September 30, 1999. The increase in these expenditures is due primarily to the overall growth experienced by us. In particular, development of our GLOBALeMED e-commerce business to business website, together with additional expenditures in payroll as a result of new hires; extensive travel related to sales and marketing; and professional and legal fees, incurred as a result of promulgation of SEC reporting requirements for bulletin board companies all accounted for the increased expenditures.

         Extraordinary Loss on Extinguishment of Debt. In June 2000, we issued 190,998 shares of common stock to convert $285,000 of 6% unsecured notes payable. In exchange for the shares, the note holders waived all accrued interest and exchanged all outstanding common stock purchase warrants issued in conjunction with the debt. We recognized an extraordinary loss of $89,415 from the conversion.

         In the six months ended September 30, 1999, the extraordinary loss on extinguishment of debt was approximately $493,000 due to a larger extinguishment of debt and higher market prices for our stock in the six months ended September 30, 1999.

         Net Loss. We incurred a net loss of $923,604 or $(0.21) per share and a net loss of $921,741 or $(0.22) a share for the six months ended September 30, 2000 and 1999. A non-cash charge associated with equity adjustments of $89,415 and $493,938 was included in the six months ended September 30, 2000 and 1999 respectively. Excluding the effect of these extraordinary items, the operating loss increased to $834,189 in the six months ended September 2000 from $427,803 for the same period in 1999.

LIQUIDITY AND CAPITAL RESOURCES

         Since beginning operations in February 1997, we have continued to sustain operating losses, which have resulted in the use of cash. We anticipate that we will continue to incur net losses for the foreseeable future until we are able to generate sufficient revenues from product sales to sustain our operations and fund expenditures related to future growth.

         At September 30, 2000, we had cash and cash equivalents of $8,886 compared to $80,817 at March 31, 2000. We had negative working capital of $594,515 and $672,194 at September 30, 2000 and March 31, 2000 respectively. We had current assets of $857,819 and a stockholders deficit of $410,767 at September 30, 2000. This compares to current assets of $634,872 and stockholders deficit of $522,035 at March 31, 2000.

         Cash used in operating activities was $777,150 for the fiscal year ended March 31, 2000 and $661,505 for the six months ended September 30, 2000. Cash utilized in investing activities was $132,400 for the fiscal year ended March 31, 2000, and $25,550 for the six months ended September 30, 2000 and related to the purchase of fixed assets.

         Net cash provided by financing activities was $631,772 for the fiscal year ended March 31, 2000 and $615,124 for the six months ended September 30, 2000 coming primarily from the proceeds of promissory notes issued in the fiscal year ended March 31, 2000 and from the proceeds of a private placement in the six months ended September 30, 2000.

         During the year ended March 31, 2000, we entered into two promissory notes with third parties for approximately $700,000 (6% promissory note for $410,000 and 10% promissory note for $260,000). These notes are uncollateralized. These note agreements do not contain any financial covenants. In June 2000, the 6% note was repaid through the issuance of common stock and $125,000 in cash payments. The 10% note had a maturity date of May 31, 2000. Due to liquidity problems, we issued 28,000 warrants to extend the maturity of this note payable to September 30, 2000. At September 30, 2000, we issued another 28,000 warrants to extend the maturity of the note to December 31, 2000. In December 2000 we issued 233,915 shares of common stock to convert $190,000 of 10% unsecured notes payable. In exchange for the shares, the note holders waived $15,915 in accrued interest. As of January 1, 2001, the company has not repaid the remaining outstanding balance of $70,000.

         Additionally, there was an uncollteralized bridge loan due to certain members of the Board of Directors and a shareholder. The outstanding balance of $145,000 was repaid in October 2000.

         There is no assurance that the company will generate significant revenue or achieve profitability, or that the company will not require additional working capital or other funds at a later date for the maintenance and expansion of operations. There is no assurance the company will be successful in obtaining additional financing or that such financing will be available, nor if such financing becomes available that it would be upon acceptable terms to the company.

         The reports of our independent certified public accountants in connection with our audited financial statements as of March 31, 2000 and March 31, 1999 and for each of the two years then ended contain explanatory paragraphs indicating factors which create substantial doubt about our ability to continue as a going concern. These factors include recurring net losses since inception and uncertainty surrounding future equity financing through anticipated offerings. Our ability to continue as a going concern is dependent upon obtaining adequate financial resources through securities offering or otherwise. We believe that we can obtain equity financing through future contemplated offerings. However, there can be no assurance that such offerings will be successful.

INFLATION

         The rate of inflation has not had a material impact on our operations. Moreover, if inflation remains at its recent levels, it is not expected to have a material impact on our operations for the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We believe that the effect of SFAS No. 133 is immaterial on our operations and financial position.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements and is effective for our fourth fiscal quarter ending March 31, 2001. We have adopted SAB 101 for each period presented in the accompanying statement of operations. There are no significant adjustments posted as a result of the adoption of SAB 101.

         In the six months ended September 30, 1999, the extraordinary loss on extinguishment of debt was approximately $493,000 due to a larger extinguishment of debt and higher market prices for the Company's stock in the six months ended September 30, 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In May 1998, we issued a $150,000 promissory note to MediaVest, Inc., a Delaware corporation, owned by Barry Peters who is Chairman of our Board of Directors, and other lenders under the note. MediaVest participated in $50,000 of the $150,000 loan to us. The note bore interest at 10% per annum and had a maturity date of August 24, 1998. We repaid $17,500 of the note in December 1998 through the issuance of 29,237 shares of common stock. MediaVest and the participant lenders extended repayment of the note until February 24, 1999 and forgave all interest through that date, in exchange for which we issued 200,000 shares of common stock at $.125 per share to be allocated among the lenders under the note. In April 1999, we paid the outstanding balance of the note through the issuance of 101,090 shares of common stock and payment of $45,000. The fair market value of the common stock was $7.00 per share at the dates of extinguishments. The common stock is restricted common stock and cannot be sold for a 12-month period from the date of issuance and after that can only be sold in accordance with Rule 144 or other applicable exemption. Due to these restrictions, we discounted the fair value of the common stock at the dates of extinguishments by 25%. During fiscal year 1999 MediaVest made short-term non interest bearing loans to us in the aggregate of $75,000, all of which were repaid in November 1999.

         During the fiscal year ended March 31, 2000 and for the six months ended September 30, 2000, one of our largest customers was Microlabs, Inc. Purchases by Microlabs, Inc.'s represented approximately 14% of our revenues for the fiscal year ended March 31, 2000. Trevor Campbell, one of our directors, is the President and owner of Microlabs, Inc.

         In September 2000, we received a $145,000 interest bearing unsecured bridge loan from members of our Board of Directors and a stockholder. This loan was repaid in full in October 2000.

                             EXECUTIVE COMPENSATION

         The following table sets forth information with respect to compensation we paid for the period beginning on our date of inception and ending on March 31, 2000 for services of our President. We have not paid any executive officer in excess of $100,000, including salary and benefits, during the periods ended March 31, 1998 to March 31, 2000.

SUMMARY COMPENSATION TABLE

                        Annual Compensation                 Long Term Compensation
                    ---------------------------  ----------------------------------------------
                                                         Awards               Payouts
                                                         ------               -------
                                                 Securities    Restricted           All Other
Name and                           Other Annual  Underlying    Stock       LTIP     Compen-
Principal     Year  Salary  Bonus  Compensation  Options/SARs  Awards      Payouts  sation
Position(s)         ($)     ($)    ($)           (#)           (#)         ($)      ($)
(a)           (b)   (c)     (d)    (e)           (f)           (g)         (h)      (i)
-----------------------------------------------------------------------------------------------
Ken Peters,
President     2000  58,000  0       0             0             0           0
              1999  58,000  5,000   0             0             0           0
              1998  48,000  0       0             0             0           0


OPTION/SAR GRANTS IN YEAR 2000

                                                 Percent of Total
                          Number of Securities   Options/SARs Granted
                          Underlying Options/    to Employees in         Exercise or Base       Expiration
Name                      SARs Granted (#)       Fiscal Year             Price ($/sh)           Date
(a)                       (b)                    (c)                     (d)                    (e)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Ken Peters                     60,000 (1)                20.2%                   $1.00                10/16/05
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Paul Kamps                     40,000 (2)                13.5%                   $1.00                10/16/05
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Paul Kamps                     60,000 (3)                20.2%                   $1.00                06/21/05
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

(1) vest over a three year period at a rate of one third per year, subsequent to 9/30/00.
(2) vest over a three year period at a rate of one third per year, subsequent to 9/30/00.
(3) vest over a three year period at a rate of one third per year, subsequent to 9/30/00.

COMPENSATION OF DIRECTORS

         We compensate our directors at the rate of $1,500 annually to attend board meetings and, from time to time, grant directors warrants to purchase shares of our common stock.

         In May 2000, as an inducement to join our Board of Directors, we granted Richard P. Humbert the right to purchase, for $500, warrants to purchase 10,000 shares of common stock at an exercise price of $3.50 per share. The warrants will be exercisable at any time for a period of 3 years. The shares issued upon exercise of the warrants may not be transferred without our written consent. The $3.50 warrant price per share is subject to adjustment to be equal to the lowest sales price for any equity securities issued by us during the period firm May 2000 through September 5, 2000. The warrant shares are restricted securities under Rule 144 of the Securities Act.

         In June 2000, as an inducement to join our Board of Directors, we granted Orna L. Shulman the right to purchase, for $2,500, warrants to purchase 50,000 shares of common stock at an exercise price of $3.50 per share. The warrants will be exercisable at any time for a period of 3 years. The shares issued upon exercise of the warrants may not be transferred without our written consent. The $3.50 warrant price per share is subject to adjustment to be equal to the lowest price of any equity securities issued by us during the period from June 2000 through October 4, 2000. The warrant shares will be restricted securities under Rule 144 of the Securities Act.

         In October 2000, we granted Barry Peters options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share. The options vest and are exercisable at a rate of 1/3 per year commencing on the date which is one year from the date of issuance. The option shares will be restricted securities under Rule 144 of the Securities Act.

                        CHANGES IN AND DISAGREEMENTS WITH
                            ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURE

         On June 15, 2000, we changed our independent accountants, PricewaterhouseCoopers LLP, and retained Gerson, Preston & Company, P.A. as our new independent accountants. The decision to change accountants was not as a result of any disagreement between us and PricewaterhouseCoopers LLP. The decision was made by our Chairman of the Board and President, and ratified by our Board of Directors.

         PricewaterhouseCoopers LLP audited our consolidated financial statements for the fiscal years ended March 31, 1999 and 1998. Their reports on such consolidated financial statements did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that the reports of PricewaterhouseCoopers LLP for the fiscal years ended March 31, 1999 and 1998 contained an emphasis of matter paragraph relating to our ability to continue as a "going concern."

         In connection with its audits of our financial statements as of March 31, 1999 and for each of the two years in the period ended March 31, 1999 and through June 15, 2000, there were no disagreements with our former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused them to make a reference to the subject matter of such disagreements in connection with their reports.

         During each of the two fiscal years ended March 31, 1999 and 1998 and through June 15, 2000, there have been no reportable events, as defined in Regulation S-B Item 304(a)(1)(v).

         Our former accountants have been requested to furnish us with a letter, addressed to the SEC, stating whether the former accountants agree or disagree with the statements made us concerning PricewaterhouseCoopers LLP. When received by us the letter from the former accountants will be filed as Exhibit to an amendment to our Form 8-K/A filed on August 11, 2000.

         During our fiscal years ended March 31, 1999 and 1998 and through June 15, 2000, neither we nor anyone on our behalf has consulted our newly engaged accountants regarding either the application of accounting principles to a specific transaction, whether completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report or oral advice was provided that we concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue. During such period, neither we nor anyone on our behalf consulted our new accountants on any matter that was either the subject of a disagreement or a reportable event as defined in Item 304 of Regulation S-B.

                                  LEGAL MATTERS

         The legality of the issuance of the securities offered pursuant to this prospectus will be passed upon for us by Herrick, Feinstein LLP, 2 Park Avenue, New York, New York 10016.

                                     EXPERTS

         Our financial statements included in the prospectus, to the extent and for the period indicated in their reports with respect thereto, have been audited by Gerson, Preston and Company, P.A. and PricewaterhouseCoopers, LLP, independent certified public accountants, as stated in their reports appearing elsewhere herein, which include explanatory paragraphs regarding our ability to continue as a going concern, and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                    HOW YOU CAN GET MORE INFORMATION ABOUT US

         The reports, proxy statements and other information that we file will be available for inspection and copying, for a specified fee, at the SEC's public reference room located at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and the public reference facilities in the SEC's Northeast Regional Office, 7 World Trade Center, New York, New York 10048; and its Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 2400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates by writing to the SEC's Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for more information on the operation of its Public reference Rooms. The SEC also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the SEC's Electronic Data Gathering, Analysis, and Retrieval system. This Web Site can be accessed at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                             Page
                                                                                                             ----
Reports of Independent Accountants............................................................................F-2

Consolidated Balance Sheets as of March 31, 2000
         and September 30, 2000 (unaudited)...................................................................F-4

Consolidated Statements of Operations for the years ended
         March 31, 2000 and 1999 and for the six months
         ended September 30, 2000 and 1999 (unaudited)........................................................F-5

Consolidated Statements of Cash Flows for the years ended
         March 31, 2000 and 1999 and for the six months
         ended September 30, 2000 and 1999 (unaudited)........................................................F-6

Consolidated Statements of Shareholders' Deficit for the years ended March 31,
         2000, 1999 and 1998 and for the six months
         ended September 30, 2000.............................................................................F-8

Notes to Consolidated Financial Statements....................................................................F-10

                                      F-1

                                AUDITOR'S REPORT

Board of Directors and Shareholders
World Diagnostics, Inc. and Subsidiary

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheet of World Diagnostics, Inc. and Subsidiary at March 31, 2000 and the related consolidated statements of operations, accumulated shareholders' deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of World Diagnostics, Inc. and Subsidiary at March 31, 2000 and the results of their operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The consolidated financial statements referred to above have been prepared assuming that World Diagnostics, Inc. will continue as a going concern. As more fully described in Note 3, the Company has incurred recurring operating losses, negative cash flows from operating activities, and has negative working capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are also described in
Note 3. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

July 5, 2000
Miami, Florida

                                          /s/ Gerson Preston & Company, P.A.
                                          CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
World Diagnostics, Inc.

      In our opinion, the statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the results of its operations and its cash flows of World Diagnostics, Inc. for the year ended March 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring losses and negative cash flows from operations in fiscal 1999. Continuation of operations is dependent on the Company's ability to obtain adequate financial resources through the successful completion of a contemplated public offering, or otherwise. These facts raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Miami, Florida
May 14, 1999

/s/ PricewaterhouseCoopers

                              FINANCIAL STATEMENTS

World Diagnostics Inc and Subsidiary
Consolidated Balance Sheets

                                                                     March 31,       September 30,
                                                                       2000              2000
                                                                   --------------    -------------
                                                                                      (unaudited)
Assets

Current Assets
   Cash and cash equivalents                                       $    80,817       $     8,886
   Accounts Receivable, net of an allowance of $71,609 at March 31,
         2000 and $87,714 at September 30, 2000                        390,949           489,703
   Inventory, net                                                      127,729           336,557
   Other current assets                                                 35,377            22,673
                                                                   -----------       -----------
       Total current assets                                            634,872           857,819
Fixed assets, net of accumulated depreciation                          171,427           177,874
Other assets                                                             6,963            26,237
                                                                   ===========       ===========
      Total assets                                                 $   813,262       $ 1,061,930
                                                                   ===========       ===========
Liabilities and Shareholders' Deficit

Current Liabilities
   Accounts payable and accrued expenses                           $   622,995       $ 1,032,167
   Notes payable                                                       670,000           405,000
   Current portion of obligations under capital leases                  14,071            15,166
                                                                   -----------       -----------
     Total current liabilities                                       1,307,066         1,452,333
Obligations under capital leases, net of current portion                28,231            20,363
                                                                   -----------       -----------
      Total Liabilities                                              1,335,297         1,472,696
                                                                   -----------       -----------
Shareholders Deficit
   Common stock; $0.001 par value; 10,000,000 shares authorized
      4,281,827 and 4,751,705 shares issued and outstanding
      at March 31, 2000 and September 30, 2000, respectively            4,282             4,751
   Additional paid in capital                                        2,122,023         3,156,427
   Accumulated deficit                                              (2,648,340)       (3,571,944)
                                                                   -----------       -----------
     Total Shareholders deficit                                       (522,035)         (410,766)
                                                                   ===========       ===========
       Total Liabilities and Shareholders Deficit                  $   813,262       $ 1,061,930
                                                                   ===========       ===========

Read auditors report and notes to the financial statements.

WORLD DIAGNOSTICS INC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS


                                                      Year Ended March 31,       Six Months Ended September 30
                                                    2000             1999            2000           1999
                                              ---------------- --------------   -------------- ----------------
                                                                                 (unaudited)      (unaudited)
Revenues                                       $ 1,463,417         $  576,250     $1,134,296        541,008
Cost of goods sold                               1,078,861            457,353        860,748        449,114
                                               -----------         ----------     ----------    -----------
Gross profit                                       384,556            118,897        273,548         91,894
Selling, general and administrative expenses     1,280,598            496,972      1,088,404        515,609
                                               -----------         ----------     ----------    -----------
Loss from operations before other expenses        (896,042)          (378,075)      (814,856)      (423,715)
Other expenses:
 Loss on warrant inducement                              -           (374,250)             -              -
 Loss due to extension of debt                     (67,642)                 -              -              -
 Interest expense                                 (254,490)           (26,611)       (19,333)        (4,088)
 Other Income                                       10,292                  -              -              -
                                               -----------         ----------     ----------    -----------
Loss from operations before extraordinary
    Item                                        (1,207,882)          (778,936)      (834,189)      (427,803)
Extraordinary loss on extinguishment of debt      (493,938)           (45,542)       (89,415)      (493,938)
                                               -----------         ----------     ----------    -----------
Net Loss                                       $(1,701,820)        $ (824,478)    $ (923,604)   $  (921,741)
                                               ===========         ==========     ==========    ===========
Basic and dilutive common loss per share:
Loss from operations before extraordinary
    Item                                       $     (0.29)        $    (0.25)    $   (0.19)    $    (0.10)
Extraordinary item                                   (0.12)             (0.01)        (0.02)         (0.12)
                                               -----------         ----------     ----------    -----------
Basic and diluted common loss per share:       $     (0.41)        $    (0.26)    $   (0.21)    $     (0.22)
                                               -----------         ----------     ----------    -----------
Weighted average number of common shares
outstanding                                      4,210,256          3,070,528      4,469,544      4,134,316

Read auditors report and notes to the financial statements.

WORLD DIAGNOSTICS INC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 Year Ended March 31,          Six Months Ended September 30,
                                                                2000              1999             2000               1999
                                                            -----------       ------------     -----------        ------------
                                                                                            (unaudited)           (unaudited)
Cash flows from operating activities
 Net Loss                                                   $(1,701,820)       $  (824,478)     $ (923,604)        $  (921,741)
 Adjustment to reconcile net loss to net cash used
 In operating activities:
   Loss on warrant inducements                                        -            374,250               -                   -
   Loss due to extension of debt                                 67,642                  -               -                   -
   Extraordinary loss on extinguishment of debt                 493,938             45,542          89,415             493,938
   Common stock issued in lieu of interest                            -             15,958               -                   -
   Common stock issued in lieu of compensation                   92,046                  -          47,160              92,046
   Amortization of unearned compensation                          7,840              5,600               -                   -
   Amortization of debt discount                                239,850                  -               -                   -
   Depreciation and amortization                                 19,288              4,374          19,103              11,503
   Bad Debt expense                                              87,967              4,573          91,251                   -
   Provision for excess inventory                                     -             19,066               -                   -
Changes in operating assets and liabilities:
    Accounts receivable                                        (396,804)           (49,872)       (190,006)            (75,845)
    Inventory                                                   (85,245)           (41,279)       (208,828)            (25,229)
    Other current assets                                        (25,128)            (4,721)         12,704              (5,048)
    Other assets                                                 (2,544)            (2,919)        (19,274)             (1,005)
    Accounts payable and accrued expenses                       425,820            105,915         420,574              97,631
                                                            -----------       ------------     -----------        ------------
         Net cash (used) in operating activities               (777,150)          (347,991)       (661,505)           (333,750)
                                                            -----------       ------------     -----------        ------------
Investing activities
                                                            -----------       ------------     -----------        ------------
   Purchase of fixed assets                                    (132,400)            (9,991)        (25,550)            (42,880)
                                                            -----------       ------------     -----------        ------------
Financing activities
  Net proceeds from issuance of common stock and
  warrants                                                       16,250             29,744         601,897                   -
  Proceeds from the exercise of stock warrants                        -            575,750               -                   -
  Payments under capital lease obligations                       (9,478)              (918)         (6,773)             28,711
  Proceeds from notes payable                                   745,000            150,000         145,000               5,000
  Payment of notes payable                                     (120,000)           (25,000)       (125,000)                  -
  Proceeds from stock subscription receivable                         -              2,580
  Decrease in cash overdraft                                          -            (15,579)
                                                            -----------       ------------     -----------        ------------
        Net cash provided by financing activities               631,772            716,577         615,124              33,711
                                                            -----------       ------------     -----------        ------------
Net increase/(decrease) in cash and cash equivalents           (277,778)           358,595         (71,931)           (324,919)
Cash and cash equivalents, beginning of  period                 358,595                  -          80,817             358,595
                                                            -----------       ------------     -----------        ------------
Cash and cash equivalents, end of period                    $    80,817       $    358,595     $     8,886        $     15,676
                                                            ===========       ============     ===========        ============


WORLD DIAGNOSTICS, INC. AND SUBSIDIARY
CONSOLIDATED (2000) STATEMENTS OF CASH FLOWS

                                                                                         Sept. 30,
                                                                   2000        1999        2000
                                                                 -------     -------     ---------
Supplemental disclosures of cash flow information:

  Cash paid during the year for interest ...................     $ 7,397     $ 1,611

  Supplemental disclosure of non-cash investing and financing activities:

      Fixed assets acquired through capital lease agreements     $41,336     $11,362     $     --

      Forgiveness of debt payable to directors considered
        to be a capital contribution .......................     $37,412     $    --     $     --

      Issuance of common stock for extinguishment of debt ..     $70,535     $26,542     $285,000

      Issuance of warrants for other assets ................     $ 4,250     $    --     $     --


Read auditors report and notes to the financial statements.

World Diagnostics, Inc. and Subsidiary
Consolidated Statements of Shareholders' Deficit


                                                   Common Stock
                                                ------------------      Stock     Additional
                                                Number of           Subscription   Paid-in    Unearned      Accum.
                                                 Shares     Amount   Receivable    Capital      Comp.       Deficit       Total
                                                 ------     ------   ----------    -------      -----       -------       -----
 Balance, March 31, 1998                       2,580,000    $2,580    $(2,580)  $   20,576        $ -         $(122,042)  $(101,466)
 Payment of stock subscription receivable              -         -      2,580            -          -                 -       2,580
 Issuance of common stock at $0.125 per share    400,000       400          -       29,344          -                 -      29,744
 Issuance of common stock due to
   forbearance agreement at $0.125 per share     200,000       200          -       24,800          -                 -      25,000
 Issuance of common stock for extinguishment
   of debt at $2.16 per share                     29,237        29          -       63,013          -                 -      63,042
 Exercise of common stock purchase warrants      201,500       201          -      201,299          -                 -     201,500
 Proceeds from exercise of common stock
   purchase warrants to be issued                      -         -          -      374,250          -                 -     374,250
 Loss on warrant inducement                            -         -          -      374,250          -                 -     374,250
 Issuance of stock options                             -         -          -       13,440    (13,440)                -           -
 Amortization of unearned compensation                 -         -          -            -      5,600                 -       5,600
 Net loss                                              -         -          -            -          -          (824,478)   (824,478)
                                             --------------------------------------------------------------------------------------
  Balance at March 31, 1999                    3,410,737    $3,410    $     -   $1,100,972    $(7,840)        $(946,520)  $ 150,022
  Issuance of common stock
     for extinguishment of debt
     at $5.25 per share                          101,090       101          -      530,622          -                 -     530,723
  Issuance of common stock
     from the exercise of common
     Stock purchase warrants                     748,500       749          -         (749)         -                 -           -
  Issuance of common stock
     for extinguishment of debt
     at $5.63 per share                            6,000         6          -       33,744          -                 -      33,750
  Issuance of common stock
     for compensation of employees
     and non-employees at $6.04
     and $5.63 per share                          15,000        16          -       92,030          -                 -      92,046
  Capital contribution from the
     forgiveness of debt by shareholder                -         -          -       37,412          -                 -      37,412
 Amortization of unearned compensation                 -         -          -            -      7,840                 -       7,840
 Portion of the proceeds from issuance of
 debt securities with detachable warrants
 allocable to the warrants                             -         -          -      260,350          -                 -     260,350
 Loss due to extension of debt                         -         -          -       67,642          -                 -      67,642
 Net Loss                                              -         -          -            -          -        (1,701,820) (1,701,820)
                                             ---------------------------------------------------------------------------------------
 Balance March 31, 2000                        4,281,827    $4,282     $    -   $2,122,023    $     -       $(2,648,340)  $(522,035)
  Issuance of common stock
    to non-employees at $1.31                     16,000        16          -       20,944          -              -         20,960
  Issuance of common stock
    to employees at $1.31                         20,000        20          -       26,180          -              -         26,200
 Issuance of common stock in a private
 placement at $7.00 per share, net of
 issuance costs                                   71,440        71          -      499,929          -              -        500,000
 Conversion of debt and warrants to equity,      190,998       191          -      385,621          -              -        385,812
    Through issuance of common stock
 Issuance of common stock in a private placement
    at $1 per share, plus issuance of one share
    for each warrant exchanged                   171,440       171          -       99,829          -              -        100,000
 Proceeds of warrant subscriptions                     -         -      1,900            -          -              -          1,900
 Net Loss                                              -         -          -            -          -       (923,604)      (923,604)
                                             =======================================================================================
 Balance September 30, 2000                    4,751,705     4,751          -    3,156,426          -     (3,571,944)      (410,767)
                                             =======================================================================================

Read auditors report and notes to the financial statements.

WORLD DIAGNOSTICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of September 30, 2000 and for the six months ended September
                        30, 1999 and 2000 is unaudited)

1.       NATURE OF OPERATIONS

         The consolidated financial statements include the accounts of World Diagnostics, Inc. and its wholly-owned subsidiary, GLOBALeMED.com, Inc.

         World Diagnostics, Inc. (the "Company") was organized in Delaware on February 2, 1997. GLOBALeMED.com, Inc. was organized in Delaware on March 9, 2000. The Company markets medical diagnostic and laboratory products derived from contract suppliers. The Company has proprietary manufacturing agreements with 36 primary generic diagnostic products manufacturers and has developed certain proprietary technology for rapid diagnostic tests in the area of infectious diseases and other diagnostic products. The products are sold predominately through distributors, dealers and through the Company's GLOBALeMED e-commerce system in 76 countries.

2.       SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant inter-company balances have been eliminated in consolidation.

         UNAUDITED INTERIM FINANCIAL DATA The unaudited consolidated balance sheet as of September 30, 2000 and the unaudited consolidated statements of operations and cash flows for the six months ended September 30, 2000 and 1999 and the unaudited consolidated statement of shareholders' deficit for the six months ended September 30, 2000 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows. The data disclosed in the notes to the financial statements for these interim periods is unaudited. Operating results for interim periods are not necessarily indicative of operating results for an entire year.

         CASH AND CASH EQUIVALENTS. The Company considers highly liquid investments with original maturities of three months or less from the dates of purchase to be cash equivalents.

         INVENTORY. Inventory is stated at the lower of cost or market using the average cost method. As of September 30, 2000 and March 31, 2000, substantially all inventories represent finished goods held for sale. The Company recorded a reserve of approximately $19,000 as of September 30, 2000 and March 31, 2000, to reduce the carrying amount of the inventory to its net realizable value.

         PROPERTY AND EQUIPMENT. Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are generally charged to expense as incurred. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in income. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management believes that there is no impairment as of March 31, 2000.

WORLD DIAGNOSTICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of September 30, 2000 and for the six months ended September
                        30, 1999 and 2000 is unaudited)

2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         LONG-LIVED ASSETS. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

         USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Such estimates consist principally of the allowance for doubtful accounts, allowance for excess inventory and accrued expenses. Actual results could differ from those estimates.

         FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amount of accounts receivable, accounts payable and accrued expenses approximate fair value because of their short duration. The carrying amount of debt approximates fair value because the interest rates are similar to the interest rates currently available to the Company.

         INCOME TAXES. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under SFAS 109, deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using currently enacted tax rates. SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

         REVENUE RECOGNITION. Revenue is recognized when the product is shipped.

         RESEARCH AND DEVELOPMENT COSTS. Research and development costs are charged to expense when incurred. Research and development costs which are included in selling, general and administration expenses amounted to $25,000 and $75,000 for the years ended March 31, 1999 and 2000, respectively.

         LOSS PER SHARE. Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares for the period. The computation of diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares, such as options, had been issued. Diluted loss per share are not presented because the effects would be anti-dilutive.

WORLD DIAGNOSTICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of September 30, 2000 and for the six months ended September
                        30, 1999 and 2000 is unaudited)

2.       SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

         STOCK BASED COMPENSATION. Statement of Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation", requires that all transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

         TECHNOLOGY AND CONTENT. Technology and content expenses consist principally of payroll and related expenses for development, editorial, systems, consultants and costs of acquired content.

         Technology and content costs are generally expensed as incurred and included in selling, general and administrative expenses, except for certain costs relating to the development of internal-use software, including those relating to the Company's Web sites, that are capitalized and depreciated over estimated useful lives

3.       GOING CONCERN - UNCERTAINTY

         As shown in the accompanying consolidated financial statements, the Company has incurred recurring operating losses and negative cash flows from operating activities and has negative working capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

         The Company has initiated several actions to generate working capital and improve operating performances, including equity and debt financing.

         There can be no assurance that the Company will be able to successfully implement its plans, or if such plans are successfully implemented, that the Company will achieve its goals.

         The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

WORLD DIAGNOSTICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of September 30, 2000 and for the six months ended September
                        30, 1999 and 2000 is unaudited)

4.       FIXED ASSETS

         Fixed assets consist of the following:

                                              March 31,           September 30,
                                                2000                  2000           Useful lives
                                              ---------           -------------      ------------
                                              (audited)            (unaudited)
         Computer equipment and software       $159,590             $173,204          3-5 years
         Office furniture and equipment          35,499               47,435            5 years
                                               --------             --------
                                                195,089              220,639
         Less accumulated depreciation          (23,662)             (42,765)
                                               ========             ========
                                               $171,427             $177,874
                                               ========             ========

         Amounts subject to capital leases at March 31, 2000 and September 30, 2000, included in computer equipment and software above, total $46,292 net of accumulated amortization of $9,555 and $14,184 respectively.

5.       NOTES PAYABLE

         Notes payable at March 31, 2000 and September 30, 2000, consists of the following:

                                                                                      March 31,          September 30,
                                                                                        2000                 2000
                                                                                      ---------          -------------
                                                                                      (audited)           (unaudited)
         6% uncollateralized notes payable with detachable common stock purchase warrants; matures May 31, 2000; in June 2000, $125,000 of the notes were repaid ($50,000 of the repaid notes were to parties related to a member of the Board of Directors) and $285,000 were converted to
          shares of common stock (see Note 10)                                        $ 410,000            $    -

         10% uncollateralized notes payable; matures in May 2000; maturity extended to September 30, 2000 in exchange for the issuance of 28,000 common stock purchase warrants exercisable at $1.00 per share. Maturity extended to December 31, 2000 for the issuance of an additional 28,000
          common stock purchase warrants exercisable at $1.00 per share.                260,000             260,000

         Uncollateralized bridge loan from members of the Board of Directors and a
          shareholder. This loan was repaid in full in October 2000.                    145,000             145,000
                                                                                      ---------           ---------
         Total notes payable                                                          $ 670,000           $ 405,000
                                                                                      =========           =========

         MediaVest, Inc., a company controlled by a shareholder and director of the Company, made a short term non-interest bearing loans to the Company in the aggregate of $75,000. These loans were repaid in November 1999.

WORLD DIAGNOSTICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of September 30, 2000 and for the six months ended September
                        30, 1999 and 2000 is unaudited)

6.       COMMON STOCK

         On June 15, 1998, the Company amended its Articles of Incorporation to authorize the issuance of up to 10,000,000 shares of common stock, par value $0.001 per share.

         In June 1998, the Company completed a private placement of its common stock in which it issued 400,000 shares of its common stock at $0.125 per share. In connection with the private placement, the Company issued 950,000 common stock purchase warrants (the "Warrants"). Each Warrant was exercisable into one share of the Company's common stock at $1 per share until expiration on March 15, 1999. During 1999, 201,500 Warrants were exercised at the original $1 exercise price. In March 1999, the Company extended the expiration date of the Warrants to June 30, 1999, and reduced the exercise price to $0.50 per share. The remaining 748,500 Warrants were exercised in March 1999. As a result of the modification to the terms of the Warrants, the Company recorded a loss of $374,250 during 1999.

         During August 1998, the Company filed the necessary documents with the National Association of Securities Dealers and its common stock began trading on the over-the-counter market in October 1998.

         The Company entered into a $150,000 promissory note (the "Note") with MediaVest, Inc. (the "Creditor"), a company controlled by a shareholder and director of the Company on May 26, 1998. The note bears interest at 10% and had a maturity date of August 24, 1998. The Company had an option to extend repayment on the Note for an additional 90 days. The note was senior to all prior security interest and was collateralized by all of the Company's assets and guaranteed by a director of the Company. On August 24, 1998, the Company entered into a forbearance agreement with the Creditor. The forbearance agreement extended the maturity date of the note to February 24, 1999, and forgave all interest through February 24, 1999. In consideration for this forbearance agreement, the Board of Directors authorized the issuance of 200,000 shares of the Company's common stock to the Creditor. Management determined that the fair value of the common stock was $0.125 per share, the same price recorded in a private placement of the Company's common stock completed in June 1998. A loss in the amount of $15,958 was recorded in the 1999 statement of operations as interest expense which represented the difference between the total fair value of the common stock issued and the amount of interest forgiven.

         In November 1998, a non-employee consultant was granted options to purchase an aggregate 12,000 shares of common stock at $1.50. Pursuant to SFAS No. 123 in accounting for this non-employee stock option grant, the Company recorded unearned compensation in the amount of $13,440, which is being amortized ratably over the vesting period of one year. The fair value of the options on the grant date was calculated using the Black-Scholes Option Pricing Model.

         On December 22, 1998, the Company's Board of Directors authorized the issuance of 29,237 restricted shares of its common stock to extinguish $17,500 of the note. The fair market value of the common stock was $2.88 at the date of extinguishments. The restricted common stock cannot be sold for an 18-month period and after that can only be sold in accordance with Rule 144. Due to these restrictions, the Company discounted the fair value of the Company's common stock at the date of extinguishments by 25%. An extraordinary loss of $45,542 was recorded in the 1999 statement of operations representing the difference between the discounted fair market value of the common stock issued and the carrying amount of the note extinguished.

         In April 1999, the Company paid the outstanding balance due under the note to MediaVest, Inc., a company controlled by the Chairman and shareholder of World Diagnostics, Inc. through the issuance of 101,090 shares of common stock and $45,000 in cash. The fair market value of the common stock was $7.00 at the date of extinguishments. The restricted common stock cannot be sold for a 12 month period form the date of issuance and after that can only be sold in accordance with Rule 144 or other applicable exemption. Due to these restrictions, the Company discounted the fair value of the Company's common stock at the date of extinguishments by 25%. An extraordinary loss of $468,223 was recorded in the statement of operations for the year ended March 31, 2000 representing the difference between the discounted fair market value of the common stock issued and the carrying amount of the note extinguished.

WORLD DIAGNOSTICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of September 30, 2000 and for the six months ended September
                        30, 1999 and 2000 is unaudited)

6.       COMMON STOCK (CONT'D)

         In April 1999, the Company issued 748,500 shares of its common stock associated with the March 1999 exercise of 748,500 Warrants. This action resulted in a $749 increase in the common stock account and a corresponding $749 decrease in additional paid-in capital.

         In May 1999, the Company paid the outstanding balance due to various vendors through the issuance of 6,000 shares of common stock. The fair market value of the common stock was $7.50 at the date of extinguishment. The restricted common stock cannot be sold for a 12-month period from the date of issuance and after that can only be sold in accordance with Rule 144 or other applicable exemption. Due to these restrictions, the Company discounted the fair value of the Company's common stock at the date of extinguishment by 25%. An extraordinary loss of $25,715 was recorded in the statement of operations for the year ended March 31, 2000 representing the difference between the discounted fair market value of the common stock issued and the carrying amount of the accounts payable extinguished.

         In June 1999, two of the Company's directors forgave $37,412 in notes payable and other liabilities due from the Company. This was treated as a capital contribution and resulted in an increase of $37,412 in additional paid-in capital.

         In November 1999, the Company authorized the issuance of 205,000 Common Stock Purchase Warrants in connection with the note payable of $410,000. The Warrants are exercisable at any time on or before September 30, 2000 at a price equal to the lower of either $6 per share of common stock or the most recent issue price of World Diagnostics, Inc.'s common stock prior to March 31, 2000. The Warrants do not have registration rights or other conditions. The proceeds from the issuance of the notes payable with the warrants, were allocated between the warrants and the notes payable based on their relative fair values at the time of issuance. The amount allocable to the warrants was $260,350, as calculated using the Black-Scholes Pricing Model, and was accounted for as additional paid-in capital. The difference between the amount allocable to the warrants and the proceeds received from the issuance of the warrants was $239,850 and was accounted for as a debt discount, which was amortized to interest expense.

         In March 2000, the Company authorized the issuance of 8,199 shares of common stock (including 1,000 shares to parties related to a member of the Board of Directors) to extend the due date of the $410,000 note to May 31, 2000. The fair market value of the common stock was $11.00 per share at the date of extension. The common stock is restricted and can only be sold in accordance with Rule 144 or other applicable exemption. Due to these restrictions, the Company discounted the fair value of the Company's common stock at the date of extension by 25%. The Company recorded $67,642 as a loss due to extension of debt at March 31, 2000.

         During the year ended March 31, 2000, the Company issued 15,500 shares of its common stock to various non-employee consultants for past services rendered. Pursuant to the application of SFAS No. 123 in accounting for the issuance of stock to non-employee consultants, the Company recorded expense based on the fair market value of the shares issued since the fair value of the shares is more reliably measurable. The restricted common stock cannot be sold for a 12-month period from the date of issuance and after that can only be sold in accordance with Rule 144 or other applicable exemption. Due to these restrictions, the Company discounted the fair value of the Company's common stock at the date of issuance by 25%. Due to the issuance of the shares, the Company recorded $92,046 in selling, general and administrative expenses in the statement of operations for the year ended March 31, 2000.

WORLD DIAGNOSTICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of September 30, 2000 and for the six months ended September
                        30, 1999 and 2000 is unaudited)

6.       COMMON STOCK (CONT'D)

         In June 2000, the Company completed a private placement of $500,000, consisting of 71,440 shares of the Company's common stock priced at $7.00 per share and warrants, exercisable at $7.00 or exchangeable, without additional cash consideration but subject to certain performance contingencies being met, for an additional 71,440 shares of the Company's common stock. In August 2000, the Company received $100,000 through an exchange agreement with each participant in the private placement, with early exchange of the 71,440 warrants for 71,440 shares of the Company's common stock and the issuance of 100,000 shares of the Company's common stock priced at $1.00 per share.

         The Company also issued 16,000 shares of common stock to non-employees and 20,000 shares of common stock to employees for past services rendered. Pursuant to the application of SFAS No. 123 in accounting for the issuance of stock to employee and non-employee consultants, the Company recorded expense based on the fair market value of the shares issued since the fair value of the shares is more reliably measurable. The restricted common stock cannot be sold for a 12-month period from the date of issuance and after that can only be sold in accordance with Rule 144 or other applicable exemption. Due to these restrictions, the Company discounted the fair value of the Company's common stock at the date of issuance by 25%. Due to the issuance of the shares, the Company recorded $47,160 selling, general and administrative expenses in the statement of operations for the year ended March 31, 2000.

         In June 2000, the Company issued 190,998 shares of common stock to convert $285,000 of 6% unsecured notes payable. In exchange for the shares, the note holders waived all accrued interest and exchanged all outstanding common stock purchase warrants issued in conjunction with the debt. The Company recognized an extraordinary loss of $89,415 from the conversion. The remaining balance of $125,000 of the 6% unsecured notes payable was repaid in June 2000, of which $25,000 was to a party related to a member of the Board of Directors.

7.       LEASES

         The Company leases office facilities and equipment under long-term leases. The office lease expired on September 30, 2000. The Company is currently occupying the space on a short term lease which expires on January 31, 2001. The Company has executed a lease for new office space commencing February 1, 2001 with a 10 year term.

         At March 31, 2000, future minimum lease payments under capital leases are as follows:

WORLD  DIAGNOSTICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of September 30, 2000 and for the six months ended September
                        30, 1999 and 2000 is unaudited)

                          March 31,           September 30,
                            2000                  2000
                         Capitalized          Capitalized
                           Leases                Leases
                          (audited)           (unaudited)
                         ----------          ------------
    2001                  $ 18,984              $  9,372
    2002                    17,230                17,230
    2003                     9,112                 9,112
    2004                     3,567                 3,567
    2005                     2,595                 2,595
                          --------              --------
Total minimum lease
payments                    51,488                41,876

Less amount representing
interest ranging from
7% to 18%                   (9,186)               (6,347)
                          --------              --------
Present value of net
minimum lease payments      42,302                35,529

Less current portion       (14,071)              (15,166)
                          --------              --------
Long-term obligations     $ 28,231              $ 20,363
                          ========              ========

Rent expense was approximately $46,000 and $23,000 for the periods ended March 31, 2000 and September 30, 2000.

WORLD DIAGNOSTICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of September 30, 2000 and for the six months ended September
                        30, 1999 and 2000 is unaudited)

8.       DEFERRED INCOME TAXES

         At September 30, 2000, the Company has available net operating loss carryforwards of $2,904,000 which will expire through 2018.

         After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized.

         Accordingly, components of the Company's net deferred income taxes at March 31, 2000 and September 30, 2000 are as follows:

                                     March 31,           September 30,
                                       2000                  2000
         ------------------------------------------------------------
                                     (audited)           (unaudited)

         Deferred tax assets:
          Net operating loss
            carryforwards and other
            minor items              $ 704,000              $ 988,000
          Valuation allowance for
            deferred tax asset        (704,000)              (988,000)
         ------------------------------------------------------------
            Total                  $    -                 $    -
         ============================================================


         The benefit for income taxes differs from the amount computed by applying the statutory federal income tax rate to net loss due to the following:

                                                        2000           1999
                                                      --------    -------------
         Income tax provision statutory rate         $(578,619)    $ (280,323)
         State income tax, net of Federal benefit      (93,600)       (14,049)
         Change in valuation allowance                 435,091        104,898
         Loss on warrants inducement                         -        127,245
         Meals and entertainment                         3,261            582
         Loss on extinguishment of debt                195,106         20,910
         Other                                          38,761         40,737
                                                     ---------     ----------
                                                     $       -     $        -
                                                     =========     ==========

9.       CONCENTRATION OF CREDIT RISK

         Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its cash investments with high quality financial institutions and believes that the risk of loss is remote.

         The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. Historically, actual losses have been within management's estimates.

         One customer, controlled by a director and shareholder of the Company, accounted for approximately 21%, 8% and 9% of sales for the periods ended March 31, 1999, March 31, 2000 and September 30, 2000 respectively. The accounts receivable from this customer was $12,755 at March 31, 2000 and $22,878 at September 30, 2000.

WORLD DIAGNOSTICS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Information as of September 30, 2000 and for the six months ended September
                        30, 1999 and 2000 is unaudited)

         Another customer accounted for 7%, 13.% and 15% of sales for the periods ended March 31, 1999, March 31, 2000 and September 30, 2000, respectively. This same customer had an accounts receivable balance of $58,597 at March 31, 2000 and $99,169 at September 30, 2000.
         Substantially all of the Company's sales in fiscal 1999 and 2000 and the period ended September 30, 2000 were made to international customers

         Purchases from one supplier represented 11%, 14% and 0% of purchases for the periods ended September 30, 2000, March 31, 2000 and 1999, respectively. This same supplier was owed $59,457 at March 31, 2000 and $81,927 at September 30, 2000.

10.      SUBSEQUENT EVENTS

         On October 26, 2000 World Diagnostics Inc. (the "Company") commenced closure of a private placement of $2,250,000, consisting of 45 Units priced at $50,000 per Unit, each consisting of (i) 50,000 shares of the Company's Common Stock, (ii) 50,000 "A". Warrants to purchase Common Stock at $1.375 per share, and (iii) 50,000 "B" Warrants to purchase Common Stock at $1.625 per share. The $2,250,000 private placement was completely funded as of December 1, 2000. Under the subscription documents, the Company is required to file a registration statement for the Common Stock, the A Warrants and the B Warrants within 30 days of the closing of the offering.

         In December 2000 the Company issued 233,915 shares of Common Stock to convert $190,000 of 10% unsecured notes payable. In exchange for the shares, the note holders waived $15,915 in accrued interest and extended the due date of the note to December 31, 2000. The remaining balance of $70,000 on the note was due on December 31, 2000 and remains unpaid as of January 11, 2001.

         In October 2000, we granted Barry Peters options to purchase 50,000 shares of common stock at an exercise price of $1.00 per share, and Ken Peters options to purchase 60,000 shares of common stock at an exercise price of $1.00 per share. The options vest and are exercisable at a rate of 1/3 per year commencing on the date which is one year from the date of issuance. The option shares will be restricted securities under Rule 144 of the Securities Act.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

            The Delaware General Corporation Law and our Certificate of Incorporation and Bylaws provide that we may indemnify any and all of our officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined to not have acted in good faith and in our best interest.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, that type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25. Other Expenses of Issuance and Distribution

         The expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered are estimated to be as follows:

                  SEC Registration Fee                         $  2,251
                  Printing and Engraving Expenses              $ 10,000
                  Accounting Fees and Expenses                 $ 20,000
                  Legal Fees and Expenses                      $ 70,000
                  Blue Sky Expenses, and other Fees            $  7,000
                  Transfer Agent Fees                          $  3,000
                  Miscellaneous                                $  2,000

                  Total                                        $114,250
                                                               ========
Item 26. Recent Sales of Unregistered Securities

         During the past three years, the Registrant sold the following securities that were not registered under the Securities Act:

         On March 12, 1998, we issued 2,580,000 shares of our common stock to six directors and officers, for which we received $2,580. The issuance was made pursuant to an exemption under Section 4(2) of the Securities Act of 1933

         In June 1998, we completed a private placement in which we issued 400,000 shares of common stock at $0.125 per share. The issuance was made pursuant to an exemption under Rule 504 of Regulation D of the Securities Act.

         In April 1999, we issued 748,500 shares of common stock for $.50 per share in connection with the exercise of warrants issued to certain of our founders. The issuance was made pursuant to an exemption under Section 4(2) of the Securities Act.

         In April 1999, we issued 101,900 shares of common stock in consideration for the extinguishment of notes payable in the amount of $62,400. The issuance was made pursuant to an exemption under Section 4(2) of the Securities Act.

         In May 1999, we issued 6,000 shares of common stock to various vendors in consideration for services rendered in the amount of $8,035. The issuance was made pursuant to an exemption under Section 4(2) of the Securities Act.

         During 1999, we issued 201,500 shares of common stock in connection with the exercise of warrants at the price of 1.00 per share. The issuance was made pursuant to an exemption under Section 4(2) of the Securities Act.

         During the six months ended September 30, 1999, we issued 15,500 shares of common stock to various consultants for services rendered. The issuance was made pursuant to an exemption under Section 4(2) of the Securities Act.

         In October 1999, we issued 188,598 shares of common stock to fifteen persons in consideration for the extinguishment of notes payable in the amount of $410,000 plus accrued interest of $20,499. The issuance was made pursuant to an exemption under Section 4(2) of the Securities Act.

         On June 1, 2000, we issued 190,998 shares of common stock to fifteen persons upon the conversion of an aggregate of $285,000 of our bridge loan obligations to such parties into common stock. The common stock was issued pursuant to an exemption under Section 3(a)(9) of the Securities Act.

         On June 19, 2000, we issued 71,440 shares of common stock at $7.00 per share, and 71,440 warrants exercisable at $7.00 per share to purchase 71,440 shares of common stock. In July 2000, we issued 100,000 shares of common stock at $1.00 per share as an inducement for the above warrant holders to exercise an early exchange of their warrants for common stock. In connection with such exchange, we issued an additional 71,440 shares of common stock. The issuance was made pursuant to an exemption under Rule 506 of Regulation D of the Securities Act.

         On June 21, 2000, we issued an aggregate of 16,000 shares of common stock to six consultants in consideration for services rendered. The common stock was issued pursuant to an exemption under Section 4(2) of the Securities Act.

         In October through December 2000, pursuant to a private placement, we issued 2,250,000 shares of common stock at $1.00 per share, together with 2,250,000 Class A Warrants to purchase a like number of shares of common stock at an exercise price of $1.375 per share, and 2,250,000 Class B Warrants to purchase a like number of shares of common stock at an exercise price of $1.625 per share. The issuance was made pursuant to an exemption under Rule 506 of Regulation D of the Securities Act.

         In December 2000, we issued 233,915 shares of common stock to three persons upon the conversion of an aggregate of $190,000 of our bridge loan and $15,915 of related accrued interest obligations to such parties into common stock. The common stock was issued pursuant to an exemption under Section 3(a)(9) of the Securities Act.

Item 27. Exhibits

         Exhibit No. Description
         3.1         Certificate of Incorporation of World Diagnostics Inc., filed as
                     Exhibit 2.1 to Form 10SB12G filed on October 13, 1999.

         3.2         Certificate of Amendment of Certificate of Incorporation of World
                     Diagnostics, Inc., filed as Exhibit 2.2 to Form 10SB12G filed on
                     October  13, 1999.

         3.3         Amended and Restated Certificate of Incorporation of World Diagnostics
                     Inc., filed as Annex I to Definitive Information Statement filed August
                     7, 2000.

         3.4         Amended and Restated By-Laws of World Diagnostics Inc., filed as Annex II to Definitive Information Statement filed on August 7, 2000.

         3.3         Bylaws of World Diagnostics, Inc., filed as Exhibit 2.3 to Form 10SB12G filed on October 13, 1999.

         4.0         Form of Common Stock Certificate, filed as Exhibit 3.0 to Form 10SB12G filed on October 13, 1999.

         4.1         Promissory Note, filed as Exhibit 4.1 to Form 10-QSB for the period ended September 30, 1999 filed on February 15, 2000.

         4.2         Warrant Certificate: Filed as Exhibit 4.2 to Form 10-QSB for the period ended September 30, 1999 filed on February 15, 2000.

         4.3.        Form of Class A Warrant Certificate, filed as Exhibit 4.1 to Form 8-K filed on November 20, 2000.

         4.4.        Form of Class B Warrant Certificate, filed as Exhibit 4.2 to Form 8-K filed on November 20, 2000.

         5.1         Opinion of Herrick, Feinstein LLP re: legality*

                                      II-3


        10.1         Acquisition of Health Tech International, Inc., filed as Exhibit 6.1 to
                     Form 10SB12G filed on October 13, 1999.

        10.2         Keyman Insurance For Chief Executive Officer, filed as Exhibit 6.2 to
                     Form 10SB12G filed on October 13, 1999.

        10.3         Independent Contractor Agreement With Immunodiagnostics, Inc., filed as
                     Exhibit 6.3 to Form 10SB12G filed on October 13, 1999.

        10.4         Form Confidentiality Agreement With Management, filed as Exhibit 6.4 to
                     Form 10SB12G filed on October 13, 1999.

        10.5         Form Letter Agreement Executed By Distributors, filed as Exhibit 6.5 to
                     Form 10SB12G filed on October 13, 1999.

        10.6         Office Lease, Filed As Exhibit 6.6 to Form 10SB12G filed on October 13, 1999.

        10.7         Office Lease, Dated August 15, 2000.*

        11           Statement Re: Computation of Per Share Earnings.

        16           Letter On Change In Certifying Accountants, to be filed as an Exhibit to an amendment to our Amended 8-K filed on July 2, 2000, when received by us.

        23.1         Consent of Herrick, Feinstein LLP (included in Exhibit 5.1).

        23.2         Consent of Gerson Preston & Company, P.A.

        23.3         Consent of PricewaterhouseCoopers LLP.*

        24           Power of Attorney (filed as part of the signature page to this registration statement).

* To be filed on amendment.

Item 28. Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its Counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act;

                          (ii) To reflect in the prospectus any facts or events
which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table; and

                         (iii) To include additional or changed material
information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at the time to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act (the "ACT") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act, and we will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Lakes, Florida, on the 12th day of January, 2001.

                                              WORLD DIAGNOSTICS INC.

                                              By: /s/ Ken Peters
                                                  -----------------------------
                                                  Name:  Ken Peters
                                                  Title: President and Director

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ken Peters and Barry Peters, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- and post-effective amendments to this registration statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in or about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

       Signature               Title                             Date
       ---------               -----                             ----

/s/ Paul Kamps                 Executive Vice President -      January 12, 2001
--------------------------     Finance and Administration
Paul Kamps                     (principal financial officer)

/s/ Barry Peters               Chairman & Director             January 12, 2001
--------------------------
Barry Peters

/s/ Ken Peters                 President (principal executive  January 12, 2001
--------------------------     officer) & Director
Ken Peters

/s/ Richard P. Humbert         Director                        January 12, 2001
--------------------------
Richard P. Humbert

__________________________     Director                        January 12, 2001
Orna L. Shulman

__________________________     Director                        January 12, 2001
Michael Kondracki

/s/ Trevor Campbell            Director                        January 12, 2001
--------------------------
Trevor Campbell

__________________________     Director                        January 12, 2001
Nava Swersky Sofer